Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com
CONDENSED INTERIM FINANCIAL REPORT – SUPPLEMENTARY DATA

Novartis Q1 2018 Condensed Interim Financial Report – Supplementary Data

Novartis Q1 2018 Condensed Interim Financial Report – Supplementary Data

Key figures	Q1 2018	Q1 2017	% change
	USD m	USD m	USD	cc 1
Net sales to third parties	12 694	11 539	10	4
Divisional operating income	2 634	2 021	30	20
Corporate income & expense, net	- 187	- 99	- 89	- 75
Operating income	2 447	1 922	27	17
As % of net sales	19.3	16.7
Income from associated companies	152	215	- 29	- 29
Interest expense	- 224	- 180	- 24	- 26
Other financial income and expense	34	- 10	nm	nm
Taxes	- 381	- 282	- 35	- 24
Net income	2 028	1 665	22	12
Basic earnings per share (USD)	0.87	0.70	24	14
Cash flows from operating activities	2 514	2 045	23
Free cash flow [1]	1 915	1 665	15

Core [1]
Core operating income	3 340	3 010	11	4
As % of net sales	26.3	26.1
Core net income	2 982	2 690	11	4
Basic core earnings per share (USD)	1.28	1.13	13	6
nm = not meaningful

First quarter

Net sales
Net sales were USD 12.7 billion (+10%, +4% cc) in the first quarter, as volume growth of 9 percentage points (cc), including growth from Cosentyx and Entresto, was partly offset by the negative impacts of pricing (-3 percentage points) and generic competition (-2 percentage points).

Corporate income and expense, net
Corporate income and expense, which includes the cost of Group management and central services, amounted to a net expense of USD 187 million compared to USD 99 million in prior year mainly due to lower net gains from the Novartis Venture Fund, lower revenue from retained Vaccines intellectual property rights and higher restructuring costs.

Operating income
Operating income was USD 2.4 billion (+27%, +17% cc) mainly driven by higher sales and lower net impairment charges partly offset by higher growth investments. Operating income margin in constant currencies increased 2.2 percentage points; currency had a positive impact of 0.4 percentage points, resulting in a net increase of 2.6 percentage points to 19.3% of net sales.

Core operating income was USD 3.3 billion (+11%, +4% cc) as higher sales more than offset growth investments and Gleevec/Glivec generic erosion. Core operating income margin in constant currencies decreased 0.1 percentage points; currency had a positive impact of 0.3 percentage points, resulting in a net increase of 0.2 percentage points to 26.3% of net sales.

1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 43. Unless otherwise noted, all growth rates in this document refer to same period in prior year.

Income from associated companies
Income from associated companies decreased from USD 215 million in the prior year to USD 152 million. The share of income from Roche Holding AG decreased from USD 71 million to USD 25 million. The higher estimated first quarter income for Roche Holding AG of USD 150 million compared to USD 138 million in the prior year, was more than offset by the recognition of a negative prior year true up of USD 125 million in the first quarter of 2018, compared to a negative prior year true up of USD 67 million recognized in the first quarter of 2017. The share of income from GSK Consumer Healthcare Holdings decreased to USD 128 million in the first quarter of 2018 from USD 143 million in the prior year. The estimated income from GSK Consumer Healthcare Holdings in the first quarter of 2018 was USD 124 million compared to USD 96 million in 2017. The prior year true up recognized in the first quarter of 2018 was only USD 4 million compared to USD 47 million in 2017.

Core income from associated companies increased to USD 375 million from USD 352 million in the prior year. The core income contribution from Roche Holding AG increased to USD 237 million from USD 207 million in the prior year, mainly due to the higher estimated contribution from core income. The share of core income from GSK Consumer Healthcare Holdings decreased to USD 139 million from USD 144 million in prior year. The first quarter of 2017 was positively impacted by a true up from 2016.

The OTC JV stake is classified as an asset held for sale as of March 31, 2018. As a result, in accordance with IFRS, no income from associated companies will be recorded from the OTC JV from April 1, 2018 up to the closure of the divestment. Upon closure of the OTC JV divestiture, which is expected in the second quarter of 2018, Novartis expects to record a substantial one-time net income gain.

Interest expense and other financial income/expense
Interest expense increased to USD 224 million from USD 180 million in prior year due to higher outstanding debt.

Other financial income and expense amounted to an income of USD 34 million compared to an expense of USD 10 million in prior year, mainly due to higher interest income of USD 56 million compared to USD 16 million in prior year.

Taxes
The tax rate increased to 15.8% compared to 14.5% in prior year. The increase was mainly a result of a change in profit mix to jurisdictions with higher tax rates. The core tax rate was 15.4% compared to 15.2% in the prior year period.

Net income and EPS
Net income was USD 2.0 billion (+22%, +12% cc), driven by the strong operating income partly offset by lower income from associated companies.

EPS was USD 0.87 (+24%, +14% cc), driven by growth in net income and the lower number of shares outstanding.

Core net income was USD 3.0 billion (+11%, +4% cc), driven by growth in core operating income.

Core EPS was USD 1.28 (+13%, +6% cc), driven by growth in core net income and the lower number of shares outstanding.

Free cash flow amounted to USD 1.9 billion (+15% USD) compared to USD 1.7 billion in the prior year, mainly driven by higher cash flows from operating activities, partly offset by higher investments in intangible assets.

Innovative Medicines
	Q1 2018	Q1 2017	% change
	USD m	USD m	USD	cc
Net sales	8 398	7 518	12	6
Operating income	2 135	1 680	27	18
As % of net sales	25.4	22.3
Core operating income	2 631	2 355	12	4
As % of net sales	31.3	31.3

Following the product transfers announced on October 24, 2017 and January 24, 2018, results from the Innovative Medicines Division in 2018 and 2017 exclude the Ophthalmic OTC products and a small portfolio of surgical diagnostic products, transferred to the Alcon Division effective January 1, 2018.

First quarter

Net Sales
Net sales were USD 8.4 billion (+12%, +6% cc) in the first quarter. Volume contributed 11 percentage points to sales growth, the highest quarterly volume growth in last two years. Generic competition had a negative impact of 3 percentage points largely due to Gleevec/Glivec in the US and Europe and some Ophthalmology products. Pricing had a negative impact of 2 percentage points.

Regionally, US sales (USD 2.7 billion, +7% cc) delivered a strong performance as Cosentyx, Entresto, Gilenya, Promacta/Revolade and Afinitor more than offset generic erosion. Europe sales (USD 3.1 billion, +5% cc) benefited from continued strong performance of Cosentyx, Entresto, Jakavi, Tafinlar + Mekinist and Ilaris, partly offset by Gleevec/Glivec erosion. Japan sales (USD 0.6 billion, -6% cc) declined largely due to generic competition and stock in trade movements prior to the biennial price cut. Emerging Growth Markets sales increased 9% (cc) to USD 2.2 billion, mainly led by double digit growth in China.

Novartis Pharmaceuticals BU sales were USD 5.2 billion (+5% cc). Immunology, Hepatology & Dermatology (USD 706 million, +37% cc) sales increased as Cosentyx (USD 580 million, +35% cc) grew strongly across all indications and Ilaris (USD 126 million, +47% cc) exhibited double digit growth. In Cardio-Metabolic, Entresto (USD 200 million, +126% cc) continued to deliver strong performance driven by increased adoption by physicians both in the US and rest of the world. In Neuroscience, Gilenya (USD 821 million, +8% cc) grew driven by stock in trade movements in the US and demand in Europe. Respiratory (USD 433 million, +7% cc) performance was driven by continued double-digit growth of Xolair (USD 255 million, +14% cc). Ophthalmology sales (USD 1.2 billion, -5% cc) decreased due to generic erosion in the US, partly offset by continued strong growth of Lucentis (USD 520 million, +7% cc).

Novartis Oncology BU sales increased by 6% (cc) to USD 3.2 billion. Growth was mainly driven by Promacta/Revolade (USD 257 million, +41% cc), Tafinlar + Mekinist (USD 267 million, +33% cc), Jakavi (USD 234 million, +30% cc), Kisqali (USD 44 million), and Tasigna (USD 466 million, +8% cc), partly offset by Gleevec/Glivec erosion (USD 392 million, -32% cc).

Operating income
Operating income was USD 2.1 billion (+27%, +18% cc), mainly driven by higher sales and lower net impairment charges mainly related to the prior year discontinuation of RLX030 development, partly offset by generic erosion and growth investments mainly for Cosentyx and Kisqali as well as for China field force expansion. Operating income margin in constant currencies increased by 2.7 percentage points; currency had a positive impact of 0.4 percentage points, resulting in a net increase of 3.1 percentage points to 25.4% of net sales.

Core adjustments were USD 496 million, including USD 516 million for amortization of intangible assets. Prior-year core adjustments were USD 675 million. Core adjustments decreased compared to prior year mainly due to lower net impairment charges partly offset by lower divestments gains. Core operating income was USD 2.6 billion (+12%, +4% cc). Core operating income margin in constant currencies decreased by 0.3 percentage points; currency had a positive impact of 0.3 percentage points, resulting in a margin of 31.3% of net sales, in line with prior year.

Core gross margin as a percentage of net sales decreased by 0.2 percentage points (cc). Core R&D expenses decreased by 0.5 percentage points (cc). Core SG&A expenses were in line with prior year. Core Other Income and Expense, net decreased the margin by 0.6 percentage points (cc).

Innovative Medicines product review

All comments below focus on first quarter movements in constant currencies. More information on the products can be found in our annual report.

ONCOLOGY BUSINESS UNIT

	Q1 2018	Q1 2017	% change
	USD m	USD m	USD	cc
Tasigna	466	411	13	8
Sandostatin	400	385	4	0
Gleevec/Glivec	392	544	-28	-32
Afinitor/Votubia	375	344	9	5
Tafinlar + Mekinist [1]	267	187	43	33
Exjade/Jadenu	261	247	6	1
Promacta/Revolade	257	175	47	41
Jakavi	234	162	44	30
Votrient	214	178	20	14
Kisqali	44	7	nm	nm
Other	281	216	30	22
Total Oncology business unit	3 191	2 856	12	6
     1Majority of sales for Mekinist and Tafinlar are combination, but both can be used as a monotherapy nm = not meaningful

Tasigna (USD 466 million, +8% cc) grew strongly in most regions.

Sandostatin (USD 400 million, 0% cc) was in line with prior year, as competitive pressure was partially offset by Emerging Growth Markets.

Gleevec/Glivec (USD 392 million, -32% cc) continued to decline due to generic imatinib competition in most major markets.

Afinitor/Votubia (USD 375 million, +5% cc) growth was supported by the neuroendocrine tumor (NET) and tuberous sclerosis complex (TSC) indications, partly offset by competitive pressure in the breast cancer and renal cell carcinoma indications.

Tafinlar + Mekinist (USD 267 million, +33% cc) continued strong double-digit growth across all regions due to increased demand.

Exjade/Jadenu (USD 261 million, +1% cc) was broadly in line with prior year, a continued uptake of the Film-Coated Tablet formulation in Region Europe was partly offset by Emerging Growth Markets.

Promacta/Revolade (USD 257 million, +41% cc) grew at a strong double-digit rate across all regions due to increased demand and continued uptake of the thrombopoietin class for chronic immune thrombocytopenia.

Jakavi (USD 234 million, +30% cc) showed continued double-digit growth across all regions driven by the myelofibrosis indication and reimbursement of the second-line polycythemia vera indication in additional countries.

Votrient (USD 214 million, +14% cc) grew double-digit, driven mainly by the US and Emerging Growth and Latin American Markets.

Kisqali (USD 44 million) continues to progress with growth in the US and launches in the EU. Additional markets in the EU are expected to gain reimbursement over the next 12 months and filings are underway with other health authorities worldwide.

Kymriah (USD 12 million) commercial launch in the US continues to progress well, in the indication for the treatment of patients up to 25 years of age with B-cell precursor acute lymphoblastic leukemia (ALL) that is refractory or in second or later relapse. Following approval, payers have developed coverage policies for Kymriah and a majority of lives are now covered. Kymriah is an innovative immunocellular therapy that is a one-time treatment manufactured individually for each patient using the patient’s own T cells.

Lutathera (USAN: lutetium Lu 177 dotatate / INN: lutetium (177Lu) oxodotreotide) launched in the US during Q1 and several treatment centers are already operational. Lutathera is a targeted therapy for treatment of patients with somatostatin receptor positive gastroenteropancreatic neuroendocrine tumors, using radioactive particles to destroy tumor cells from within. Netspot (gallium (Ga 68) dotatate) and SomaKit TOC (gallium (Ga 68) edotreotide), complementary diagnostic drugs for localization of somatostatin receptor positive NETs using Positron Emission Tomography (PET), continued to grow.

PHARMACEUTICAL BUSINESS UNIT

OPHTHALMOLOGY
	Q1 2018	Q1 2017	% change
	USD m	USD m	USD	cc
Lucentis	520	445	17	7
Travoprost Group	124	148	-16	-20
Topical Olopatadine Group	96	100	-4	-7
Other	417	454	-8	-12
Total Ophthalmology	1 157	1 147	1	-5

Lucentis (USD 520 million, +7%) sales continued to grow strongly driven by volume growth in Emerging Growth Markets and Europe.

Travoprost Group (USD 124 million, -20%) sales declined mainly due to loss of exclusivity in Europe and negative net price impact in the US.

Topical Olopatadine Group (USD 96 million, -7%) sales declined mainly due to loss of exclusivity of Pataday in the US.

NEUROSCIENCE
	Q1 2018	Q1 2017	% change
	USD m	USD m	USD	cc
Gilenya	821	722	14	8
Other	20	24	-17	-20
Total Neuroscience	841	746	13	7

Gilenya (USD 821 million, +8% cc), with approximately 231,000 patients treated worldwide, grew driven by stock in trade movements in the US and demand in Europe.

IMMUNOLOGY, HEPATOLOGY and DERMATOLOGY

	Q1 2018	Q1 2017	% change
	USD m	USD m	USD	cc
Cosentyx	580	410	41	35
Ilaris	126	82	54	47
Total Immunology, Hepatology and Dermatology	706	492	43	37

Cosentyx (USD 580 million, +35% cc) showed strong volume growth across all indications and most regions. In the US, Cosentyx showed strong prescription growth, while net sales in the first quarter were impacted by destocking at the specialty pharmacy level, and rebating for enhanced access to earlier lines of therapy. In January, Cosentyx reconfirmed superiority over Stelara® in PsO in a second head-to-head trial.

Ilaris (USD 126 million, +47% cc) growth was driven by continued strong double digit growth across all regions and indications.

RESPIRATORY
	Q1 2018	Q1 2017	% change
	USD m	USD m	USD	cc
Ultibro Breezhaler	106	91	16	4
Seebri Breezhaler	38	36	6	-4
Onbrez Breezhaler	27	28	-4	-12
COPD Portfolio	171	155	10	-1
Xolair	255	202	26	14
Other	7	7	0	-9
Total Respiratory	433	364	19	7

Ultibro Breezhaler (USD 106 million, +4% cc) a LABA/LAMA, continued to grow, driven by positive FLAME, FLASH, and CLAIM study results as well as the GOLD Global Strategy for the Diagnosis, Management, and Prevention of Chronic Obstructive Pulmonary Disease 2018 Report.

Seebri Breezhaler (USD 38 million, -4% cc) an inhaled LAMA, declined, due in part to a focus of resources on Ultibro Breezhaler.

Onbrez Breezhaler (USD 27 million, -12% cc) an inhaled LABA, declined, due in part to a focus of resources on Ultibro Breezhaler.

Xolair (USD 255 million, +14% cc) continued to grow in both indications. Growth in Severe Allergic Asthma was driven by Europe and Emerging Growth Markets, including the launch in China. Growth in Chronic Spontaneous Urticaria (CSU) was driven by increasing disease awareness. CSU, being a severe skin disease, is managed by the Immunology, Hepatology and Dermatology franchise.

CARDIO-METABOLIC
	Q1 2018	Q1 2017	% change
	USD m	USD m	USD	cc
Entresto	200	84	138	126
Other	4	4	0	23
Total Cardio-Metabolic	204	88	132	122
Entresto (USD 200 million, +126% cc) continued to deliver strong performance driven by increased adoption by physicians both in the US and rest of the world. About 575,000 heart failure patients with reduced ejection fraction benefit from Entresto, now approved in more than 100 countries. In the first quarter, prescriptions for Entresto in the US more than doubled versus a year ago. A growing body of clinical and real-world evidence, including a new post-hoc analysis published in JAMA Cardiology in April 2018, shows how Entresto helps patients with HFrEF not only live longer and stay out of the hospital, but also have improved quality of life. Entresto has been launched in almost 60 countries, including most major markets.
ESTABLISHED MEDICINES
	Q1 2018	Q1 2017	% change
	USD m	USD m	USD	cc
Galvus Group	318	286	11	5
Diovan Group	265	242	10	3
Exforge Group	248	228	9	1
Neoral/Sandimmun(e)	115	115	0	-6
Voltaren/Cataflam	115	119	-3	-8
Zortress/Certican	109	91	20	13
Other	696	744	-6	-11
Total Established Medicines	1 866	1 825	2	-3

Galvus Group (USD 318 million, +5% cc) continues to grow driven by solid performance in Emerging Growth Markets including China.

Diovan Group (USD 265 million, +3% cc) showed growth driven by Emerging Growth Markets, partly offset by decline in the rest of the world due to loss of exclusivity.

Exforge Group (USD 248 million, +1% cc) was broadly in line with prior year as sales growth in Emerging Growth Markets was partly offset by generic competition.

Neoral/Sandimmun(e) (USD 115 million, -6% cc) declined due to generic competition and mandatory price reductions, mainly in Japan and Europe.

Voltaren/Cataflam (USD 115 million, -8% cc) declined due to generic competition.

Zortress/Certican (USD 109 million, +13% cc) continued to show growth across all regions.

Sandoz
	Q1 2018	Q1 2017	% change
	USD m	USD m	USD	cc
Net sales	2 517	2 430	4	-4
Operating income	409	343	19	8
As % of net sales	16.2	14.1
Core operating income	499	460	8	1
As % of net sales	19.8	18.9

First quarter

Net sales
Sandoz net sales were USD 2.5 billion (+4%, -4% cc) in the first quarter, as 6 percentage points of price erosion, mainly in the US, was partly offset by volume growth of 2 percentage points. Excluding the US, net sales grew by 5% (cc).

Sales in the US were USD 708 million (-18% cc), mainly due to continued competitive pressure. Sales in Europe were USD 1.3 billion (+7% cc), driven by Germany, the UK and France across both, biosimilars and retail. Sales in Asia / Africa / Australasia were USD 323 million (-4% cc), driven by portfolio optimization in South Korea and sales phasing in Japan due to bi-annual government price cuts. Sales in Latin America were USD 102 million (+4% cc).

Global sales of Biopharmaceuticals (biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew 13% (cc) to USD 335 million. By region, Europe continued double-digit growth supported by last year´s launches of biosimilar Rixathon (rituximab) and Erelzi (etanercept). US Biopharmaceuticals declined primarily due to competitive pressures on Glatopa 20mg. Glatopa 40mg launch started in the first quarter; building of inventory to support the launch.

Retail sales were USD 2.0 billion (-6% cc), driven primarily by the decline in the US (-21% cc). Total Anti-Infectives franchise sales were USD 370 million (-4% cc), impacted by US pricing. The decline in Anti-Infectives finished dosage forms sold under the Sandoz name (USD 230 million, -7% cc) was partly offset by growth in Anti-Infectives sold to third parties for sale under their own name (USD 140 million +9% cc).

Operating income
Operating income was USD 409 million (+19%, +8% cc) mainly driven by continued gross margin improvement and gains from the divestment of non-strategic assets partly offset by higher growth investments in ex-US markets. Operating income margin in constant currencies increased by 1.8 percentage points; currency had a positive impact of 0.3 percentage points; resulting in a net increase of 2.1 percentage points to 16.2% of net sales.

Core adjustments amounted to USD 90 million, including USD 97 million of amortization. Prior year core adjustments were USD 117 million. Core adjustments decreased compared to prior year mainly due to higher gains from the divestment of non-strategic assets, mostly offset by higher restructuring costs and legal provisions. Core operating income was USD 499 million (+8%, +1% cc), mainly driven by continued gross margin improvements offset by lower sales and higher M&S investments in ex-US markets. Core operating income margin increased by 1.0 percentage point; currency had a negative impact of 0.1 percentage points, resulting in net increase of 0.9 percentage points to 19.8% of net sales.

Core gross margin as a percentage of net sales increased by 3.0 percentage points (cc), driven by a favorable product and geographic mix and ongoing productivity improvements, which more than offset the impact of price erosion in the US. Core R&D expenses increased by 0.1 percentage points (cc). Core SG&A expenses increased by 2.7 percentage points (cc), mainly due to higher M&S investments in key ex-US markets. Core Other Income and Expense, had a positive margin contribution of 0.8 percentage points (cc) mainly due to gains from the divestment of small non-strategic assets.

Alcon
	Q1 2018	Q1 2017	% change
	USD m	USD m	USD	cc
Net sales	1 779	1 591	12	7
Operating income/loss	90	-2	nm	nm
As % of net sales	5.1	-0.1
Core operating income	360	258	40	29
As % of net sales	20.2	16.2
nm = not meaningful

Following the product transfers announced on October 24, 2017 and January 24, 2018, results from the Alcon Division in 2018 and 2017 include the Ophthalmic OTC products and a small portfolio of surgical diagnostic products, transferred from the Innovative Medicines Division effective January 1, 2018.

First quarter

Net sales
Alcon net sales were USD 1.8 billion (+12%, +7% cc) in the first quarter, with growth in all product categories. Stock-in-trade movements accounted for approximately 1% (cc) of growth. Surgical grew 8% (cc), driven primarily by implantables, which include intraocular lenses (IOLs) and CyPass Micro Stent and continued consumables growth. Vision Care grew 5% (cc) driven by continued double-digit growth of Dailies Total1. Alcon’s strong results reflect the benefits from improved operations, customer relationships and product launches.

Sales in the US grew 6% (cc), Europe grew 3% (cc) and Asia / Africa / Australasia grew 12% (cc). Emerging Growth Markets grew 16% (cc).

Operating income
Operating income was USD 90 million, compared to a loss of USD 2 million in the prior year, largely driven by higher sales. Operating income margin in constant currencies grew 3.9 percentage points; currency had a positive impact of 1.3 percentage points, resulting in a net increase of 5.2 percentage points.

Core adjustments amounted to USD 270 million, compared to USD 260 million in the prior year, increasing slightly mainly due to higher costs related to business development activities. Core operating income was USD 360 million (+40%, +29% cc), primarily driven by higher sales. Core operating income margin in constant currencies increased by 3.4 percentage points; currency had a positive impact of 0.6 percentage points, resulting in a net increase of 4.0 percentage points to 20.2% of net sales.

Core gross margin as a percentage of net sales increased 0.7 percentage points (cc) versus the prior year quarter, including improved production efficiencies. Core R&D expenses decreased by 0.6 percentage points (cc) and core SG&A expenses decreased by 2.1 percentage points (cc) both driven by higher sales. Core Other Income and Expense was in line with prior year.

Alcon product review

All comments below focus on first quarter movements in constant currencies.

SURGICAL
	Q1 2018	Q1 2017	% change
	USD m	USD m	USD	cc
Consumables	541	494	10	5
Implantables	279	234	19	14
Equipment/Other	157	134	17	13
Total Surgical	977	862	13	8

Surgical sales were USD 977 million (+8% cc) in the first quarter, as implantables grew (+14% cc), driven by product launches, including advanced technology IOLs (AT-IOLS) and CyPass Micro Stent, and favorable stock in trade movements. Consumables grew (+5% cc), benefitting from a strong installed equipment base. Equipment grew (+13% cc), primarily driven by higher sales of refractive and vitreoretinal systems.

VISION CARE
	Q1 2018	Q1 2017	% change
	USD m	USD m	USD	cc
Contact lenses	509	453	12	6
Ophthalmic OTC	169	158	7	4
Contact lens care	124	118	5	1
Total Vision Care	802	729	10	5

Vision Care sales were USD 802 million (+5% cc) in the first quarter. Contact lenses grew (+6% cc), driven by continued double-digit growth of Dailies Total1 globally. Contact lens care grew +1% (cc). Ophthalmic OTC grew +4% (cc) driven by favorable stock in trade movements, including new launches.

CASH FLOW AND GROUP BALANCE SHEET

Cash flow

First quarter
Cash flows from operating activities amounted to USD 2.5 billion, compared to USD 2.0 billion in the prior year. The increase of USD 0.5 billion was mainly driven by higher net income adjusted for non-cash items as well as favorable working capital changes due to the receipt of a sales milestone recognized in the fourth quarter of 2017 related to the Vaccines divestment to GSK.

Cash flows used in investing activities amounted to USD 4.1 billion, compared to USD 1.1 billion in the prior year. The current year period includes the cash outflow of USD 3.5 billion (net of cash acquired USD 0.4 billion) for the acquisition of Advanced Accelerator Applications S.A. The current year period also includes cash outflows for the purchase of property, plant and equipment amounting to USD 0.4 billion and for intangible assets amounting to USD 0.4 billion. These cash outflows were partly offset by USD 0.3 billion cash inflows from the sale of property, plant and equipment, intangible and financial assets including net cash inflows from marketable securities and commodities.

In the prior year, cash flows used in investing activities mainly related to cash outflows for the purchase of property, plant and equipment of USD 0.3 billion, intangible assets of USD 0.2 billion, financial assets and other non-current assets of USD 0.2 billion, and for acquisitions and divestments of businesses, net (including the Ziarco Group Limited and Encore Vision, Inc, acquisitions) of USD 0.7 billion. This was partly offset by cash inflows from the sale of property, plant and equipment, intangible assets and financial assets of USD 0.4 billion.

The cash flows used in financing activities amounted to USD 1.5 billion, compared to USD 0.4 billion in the prior year. The current year period mainly includes the cash outflows for the dividend payment of USD 7.0 billion, and cash inflows from the issuance of a euro bond of USD 2.8 billion (notional amount EUR 2.25 billion), the net increase in current financial debts of USD 2.5 billion, and from net treasury share transactions of USD 0.3 billion.

In the prior year, cash flows used in financing activities included cash outflows for the dividend payment of USD 6.5 billion and for net treasury share transactions of USD 1.1 billion. The net cash inflows from current and non-current financial debts of USD 7.2 billion were mainly from the issuance of bonds denominated in US dollar and euro for a notional amount of USD 3.0 billion and EUR 1.85 billion (USD 2.0 billion) respectively, and the net increase in current financial debts of USD 2.3 billion.

Free cash flow amounted to USD 1.9 billion (+15% USD) compared to USD 1.7 billion in the prior year, mainly driven by higher cash flows from operating activities, partly offset by higher investments in intangible assets.

Balance Sheet

Assets
Total non-current assets of USD 102.5 billion at March 31, 2018 decreased by USD 2.4 billion compared to December 31, 2017. Property, plant and equipment increased by USD 0.2 billion to USD 16.7 billion, mainly due to the favorable currency translation adjustments, as net additions were more than offset by depreciation. Goodwill increased by USD 2.4 billion to USD 34.1 billion, and intangible assets other than goodwill increased by USD 2.1 billion to USD 32.1 billion both mainly due to the acquisition of Advanced Accelerator Applications S.A. (AAA). Investments in associated companies decreased by USD 7.3 billion to USD 8.1 billion at March 31, 2018, mainly due to the USD 7.5 billion reclassification of the investment in GlaxoSmithKline Consumer Healthcare Holdings Ltd. to current assets - assets held for sale, following the announcement of the divestment to GlaxoSmithKline plc. on March 27, 2018.

Total current assets before assets held for sale of USD 25.6 billion at March 31, 2018 decreased by USD 2.6 billion, compared to December 31, 2017. Cash and cash equivalents of USD 5.8 billion decreased by USD 3.0 billion and other current assets of USD 2.8 billion decreased by USD 0.2 billion. Inventories of USD 7.2 billion increased by USD 0.4 billion and trade receivables of USD 8.9 billion increased by USD 0.3 billion.

Liabilities
Total non-current liabilities of USD 36.1 billion at March 31, 2018 increased by USD 0.6 billion compared to December 31, 2017. Long-term financial debts of USD 23.2 billion were in line with December 31, 2017, as the issuance of a euro bond of USD 2.8 billion (notional amount EUR 2.25 billion) was offset by the reclassification of a US dollar bond of USD 3.0 billion due within 12 months to current liabilities. Deferred tax liabilities of USD 5.9 billion increased by USD 0.8 billion, mainly due the acquisition of AAA. Provisions and other non-current liabilities of USD 7.0 billion decreased by USD 0.1 billion.

Total current liabilities of USD 28.2 billion at March 31, 2018 increased by USD 4.8 billion compared to December 31, 2017. Trade payables of USD 5.0 billion decreased slightly by USD 0.2 billion. Current financial debts and derivatives of USD 10.9 billion increased by USD 5.6 billion, due to higher short-term borrowings and the reclassification of the US dollar bond of USD 3.0 billion due within 12 months from non-current liabilities. Provisions and other current liabilities of USD 10.6 billion decreased by USD 0.6 billion. Current income tax liabilities of USD 1.8 billion were in line with December 31, 2017.

Group equity
The Group’s equity of USD 71.2 billion at March 31, 2018 decreased by USD 3.0 billion compared to USD 74.2 billion at December 31, 2017. The decrease was mainly due to USD 7.0 billion for the dividend payment, partially offset by net income of USD 2.0 billion, favorable currency translation differences of USD 1.0 billion, net actuarial gains of USD 0.2 billion, equity-based compensation of USD 0.2 billion and the net effect of exercise of options and employee transactions of USD 0.3 billion.

Net debt and debt/equity ratio
The Group’s liquidity amounted to USD 6.4 billion at March 31, 2018 compared to USD 9.5 billion at December 31, 2017, and the total of the non-current and current financial debt, including derivatives, amounted to USD 34.1 billion at March 31, 2018, compared to USD 28.5 billion at December 31, 2017. The net debt increased to USD 27.7 billion at March 31, 2018 compared to USD 19.0 billion at December 31, 2017. The debt/equity ratio increased to 0.48:1 at March 31, 2018 compared to 0.38:1 at December 31, 2017.

Innovation Review

Benefitting from our continued focus on innovation, Novartis has one of the industry’s most competitive pipelines with more than 200 projects in clinical development.

Selected Innovative Medicines approvals: US, EU and Japan
Product	Active ingredient/ Descriptor	Indication	Approval date
Tasigna	nilotinib	Pediatric CML	US – March 2018
Lutathera	lutetium Lu 177 dotatate	gastroenteropancreatic neuroendocrine tumors	US – Jan 2018
Signifor LAR	pasireotide	Cushing’s disease	JP – March 2018
Tafinlar + Mekinist	dabrafenib + trametinib	BRAF V600+ non-small cell lung cancer (NSCLC)	JP – March 2018

Selected Innovative Medicines projects awaiting regulatory decisions
Completed submissions
Product	Indication	US	EU	Japan	News update
AMG 334	Migraine prophylaxis	Q2 2017	Q2 2017		- Erenumab met primary and all secondary endpoints in unique Phase IIIb LIBERTY study in episodic migraine patients who have failed multiple prior preventive treatments
CTL019 (Kymriah in US)	Pediatric/young adult acute lymphoblastic leukemia	Approved	Q4 2017	Q4 2017 (tbc)
	r/r Diffuse Large B-Cell Lymphoma	Q4 2017	Q4 2017		- Priority review granted by FDA – Jan 2018
Gilenya (fingolimod)	Pediatric multiple sclerosis	Q4 2017	Q4 2017
LTW888 (Luxturna in US)	biallelic mutations of the RPE65 gene	Approved	Q2 2017		- Agreement signed with Spark Therapeutics to develop, register and commercialize voretigene neparvovec-rzyl outside the US
ACZ885 (canakinumab)	Secondary prevention of cardiovascular events	Q4 2017	Q4 2017
Promacta/ Revolade	Aplastic anemia (moderate and severe)			Q4 2016
Signifor LAR	Cushing’s disease	Q3 2017	Approved	Approved
Tafinlar + Mekinist	High-risk BRAF V600+ melanoma (adjuvant)	Q4 2017	Q4 2017	Q4 2017

Selected Innovative Medicines pipeline projects
Project/ Compound	Potential indication/ Disease area	First planned submissions	Current Phase	News update
ABL001	Chronic myeloid leukemia 3rd line	2020	I
	Chronic myeloid leukemia 1st line	≥2022	III
ACZ885 (canakinumab)	Adjuvant NSCLC	≥2022	III	- Phase III study enrolment started
	1st Line NSCLC	≥2022	III
	2nd Line NSCLC	2021	III
Arzerra	Indolent non-Hodgkin’s lymphoma (refractory)	2020	III

BAF312	Secondary Progressive Multiple Sclerosis	2018	III	- Phase III EXPAND data published in The Lancet - Completed scientific advice consultation with EUnetHTA intend to submit in SPMS. - Initiated US submission in SPMS
BYL719 + fulvestrant	HR+/HER2- postmenopausal aBC 2nd line	2018	III
BYM338	Hip fracture recovery	≥2022	II
	Sarcopenia	≥2022	II
CAD106	Alzheimer’s disease	≥2022	II / III
CFZ533	Solid Organ Transplantation	≥2022	II
CNP520	Alzheimer’s disease	≥2022	II / III
Cosentyx	Non-radiographic axial spondyloarthritis	2019	III
	Psoriatic arthritis head-to-head vs. adalimumab	2020	III
	Ankylosing spondylitis head-to-head vs. adalimumab	≥2022	III
ECF843	Dry eye	≥2022	II
EGF816	NSCLC	2020	III
EMA401	Peripheral neuropathic pain	≥2022	II	- Granted Fast Track Designation status
Entresto	Chronic heart failure with preserved ejection fraction	2019	III
	Post-acute myocardial infarction	2020	III
HDM201	Acute myeloid leukemia	≥2022	II
INC280	NSCLC (cMET amp and mut)	2019	III
	NSCLC (EGFRm)	≥2022	II
Jakavi	Acute graft-versus-host disease (GvHD)	2020	III
	Chronic graft-versus-host disease (GvHD)	2020	III
KAE609	Malaria	≥2022	II
KAF156	Malaria	≥2022	II
Kisqali (LEE011) + tamoxifen + goserelin or NSAI + goserelin	HR+/HER2- premenopausal aBC 1st line	2018	III
Kisqali (LEE011) + fulvestrant	HR+/HER2- postmenopausal aBC 1st/2nd line	2018	III
Kisqali (LEE011) + adjuvant endocrine therapy	HR+/HER2- BC (adjuvant)	≥2022	III
CTL019 (Kymriah US, tisagenlecleucel)	r/r Follicular lymphoma	2020	III
	Chronic lymphocytic leukemia	2021	III
	DLBCL in 1st relapse	≥2022	II
CTL019 (Kymriah US, tisagenlecleucel) + pembrolizumab	r/r DLBCL	≥2022	III
LAM320	Multi-drug resistant tuberculosis	2018	III
LCI699	Cushing’s disease	2018	III
LHW090	Resistant hypertension	≥2022	II
LIK066	Weight loss	≥2022	II

LJN452	Non-alcoholic steatohepatitis (NASH)	≥2022	II	- FDA Fast Track designation
LMI070	Spinal muscular atrophy	2021	II
Lucentis	Retinopathy of prematurity	2018	III
LOU064	Chronic spontaneous urticaria	≥2022	II
MAA868	Stroke prevention in atrial fibrillation	≥2022	II
MTV273	Multiple myeloma	≥2022	I
OMB157 (ofatumumab)	Relapsing multiple sclerosis	2019	III
PDR001 + Tafinlar + Mekinist	Metastatic BRAF V600+ melanoma	2019	III
PDR001	Metastatic Melanoma	2021	II
Promacta / Revolade	Severe aplastic anemia 1st line	2018	III	- FDA Breakthrough Therapy designation
QAW039	Asthma	2020	III
QBW251	COPD	≥2022	II
QGE031	Chronic spontaneous urticaria / chronic idiopathic urticaria	2021	III
QMF149	Asthma	2019	III
QVM149	Asthma	2019	III
RTH258	nAMD	2018	III	- Presented at AAO in Nov 2017 and at the Macular Society
	Diabetic macular edema	2020	III
Rydapt (PKC412)	Acute myeloid leukemia (FLT3 wild type)	≥2022	III
SEG101	Sickle cell pain crises	2019	III
UNR844	Presbyopia	2021	II
VAY736	Auto-Immune Hepatitis	≥2022	II
	Primary Sjoegren’s syndrome	≥2022	II	- FDA Fast Track designation
VAY785 (emricasan)	Non-alcoholic steatohepatitis (NASH)	≥2022	II
Xolair	Nasal Polyps	2020	III
ZPL389	Atopic dermatitis	2021	II

Selected Sandoz approvals and pipeline projects (biosimilars)
Project/ Compound	Potential indication/Disease area	Submission status	Current Phase	News update
GP2013 (rituximab)	Follicular lymphoma, diffuse large B cell lymphoma, chronic lymphocytic leukemia, rheumatoid arthritis, granulomatosis with polyangiitis, and microscopic polyangiitis (same as originator)	US EU	Submitted Approved	- ASSIST-FL results presented at ASH - EU approval for Rixathon in June 2017 - US filed September 2017
GP2017 (adalimumab)	Arthritides (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis), plaque psoriasis and others (same as originator)	US EU	Submitted Submitted	- US filing in January 2018
GP1111 (infliximab)	Autoimmune diseases including rheumatoid arthritis and psoriasis (same as originator)	EU	Submitted	- Positive CHMP opinion received March 2018
LA-EP2006 (pegfilgrastim)	Chemotherapy-induced neutropenia and others (same as originator)	US EU	III Submitted	- Resubmission planned for 2019 to address FDA complete response letter - EU filing in October 2017

Selected Alcon pipeline projects
Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
SURGICAL
AcrySof IQ PanOptix IOL	Trifocal IOL	US 2019	Advanced	- Received CE Mark in Europe in Q2 2015
AcrySof IQ PanOptix Toric IOL	Trifocal IOL for astigmatism	US 2019	Advanced	- Received CE Mark in Europe in Q4 2016
A02238	Mid-tier phacoemulsification device	US 2018 EU 2018	Advanced Advanced
Clareon IOL with AutonoMe pre-loaded delivery device	Next-generation IOL	US 2019	Advanced	- Received CE Mark in Europe in Q2 2017
A02062	Extended depth of focus IOL	US 2019 EU 2019	Advanced
A02972	Digital visualization system connected with Constellation	US 2018 EU 2018	Advanced
CyPass Micro-Stent	Minimally invasive surgical glaucoma device for implant during cataract surgery	JP 2018	Advanced	- Received US approval in Q3 2016 - Received CE Mark in Europe in Q1 2017
VISION CARE
A00717	Daily disposable line extension	EU 2018 JP 2018	Advanced Advanced
A01660	New daily disposable lens	US 2018 EU 2018 JP 2019	Advanced Advanced Advanced
A02491	New monthly disposable lens	EU 2020 US 2020	Advanced Advanced

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

First quarter (unaudited)

(USD millions unless indicated otherwise)	Q1 2018	Q1 2017	Change

Net sales to third parties	12 694	11 539	1 155

Other revenues	235	246	-11

Cost of goods sold	-4 355	-4 105	-250

Gross profit	8 574	7 680	894

Selling, General & Administration	-3 923	-3 472	-451

Research & Development	-2 120	-2 169	49

Other income	407	445	-38

Other expense	-491	-562	71

Operating income	2 447	1 922	525

Income from associated companies	152	215	-63

Interest expense	-224	-180	-44

Other financial income and expense	34	-10	44

Income before taxes	2 409	1 947	462

Taxes	-381	-282	-99

Net income	2 028	1 665	363

Attributable to:
Shareholders of Novartis AG	2 025	1 666	359

Non-controlling interests	3	-1	4

Weighted average number of shares outstanding - Basic (million)	2 326	2372	-46

Basic earnings per share (USD)	0.87	0.70	0.17

Weighted average number of shares outstanding – Diluted (million)	2 347	2 389	-42

Diluted earnings per share (USD)	0.86	0.70	0.16

Consolidated statements of comprehensive income

First quarter (unaudited)

(USD millions)	Q1 2018	Q1 2017	Change

Net income	2 028	1 665	363

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on marketable securities, net of taxes	85	-16	101

Fair value adjustments on deferred cash flow hedges, net of taxes	3	3

Total fair value adjustments on financial instruments, net of taxes	88	-13	101

Novartis share of other comprehensive income recognized by associated companies, net of taxes	35	131	-96

Net investment hedge	-65		-65

Currency translation effects	1 042	666	376

Total of items to eventually recycle	1 100	784	316

Other comprehensive income never to be recycled into the consolidated income statement:
Actuarial gains from defined benefit plans, net of taxes	182	318	-136

Total comprehensive income	3 310	2 767	543

Attributable to:
Shareholders of Novartis AG	3 308	2 766	542

Non-controlling interests	2	1	1

Consolidated balance sheets

(USD millions)	Mar 31, 2018 (unaudited)	Dec 31, 2017 (audited)	Change

Assets
Non-current assets
Property, plant & equipment	16 677	16 464	213

Goodwill	34 128	31 750	2 378

Intangible assets other than goodwill	32 122	29 997	2 125

Investments in associated companies	8 120	15 370	-7 250

Deferred tax assets	8 207	8 229	-22

Financial assets	2 401	2 243	158

Other non-current assets	818	818	0

Total non-current assets	102 473	104 871	-2 398

Current assets
Inventories	7 227	6 867	360

Trade receivables	8 918	8 600	318

Income tax receivables	198	202	-4

Marketable securities, commodities, time deposits and derivative financial instruments	609	625	-16

Cash and cash equivalents	5 813	8 860	-3 047

Other current assets	2 829	3 054	-225

Total current assets before assets held for sale	25 594	28 208	-2 614

Assets held for sale	7 457		7 457

Total current assets	33 051	28 208	4 843

Total assets	135 524	133 079	2 445

Equity and liabilities
Equity
Share capital	969	969	0

Treasury shares	-93	-100	7

Reserves	70 222	73 299	-3 077

Issued share capital and reserves attributable to Novartis AG shareholders	71 098	74 168	-3 070

Non-controlling interests	113	59	54

Total equity	71 211	74 227	-3 016

Liabilities
Non-current liabilities
Financial debts	23 199	23 224	-25

Deferred tax liabilities	5 936	5 168	768

Provisions and other non-current liabilities	6 955	7 057	-102

Total non-current liabilities	36 090	35 449	641

Current liabilities
Trade payables	4 994	5 169	-175

Financial debts and derivative financial instruments	10 911	5 308	5 603

Current income tax liabilities	1 755	1 723	32

Provisions and other current liabilities	10 563	11 203	-640

Total current liabilities	28 223	23 403	4 820

Total liabilities	64 313	58 852	5 461

Total equity and liabilities	135 524	133 079	2 445

Consolidated statement of changes in equity

First quarter (unaudited)

(USD millions)	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2018, as previously reported	969	-100	77 639	-4 340	74 168	59	74 227

Impact of change in accounting policies[1]			237	-177	60		60

Restated equity at January 1, 2018	969	-100	77 876	-4 517	74 228	59	74 287

Net income			2 025		2 025	3	2 028

Other comprehensive income			35	1 248	1 283	-1	1 282

Total comprehensive income			2 060	1 248	3 308	2	3 310

Dividends			-6 966		-6 966		-6 966

Purchase of treasury shares		-1	-90		-91		-91

Exercise of options and employee transactions		4	429		433		433

Equity-based compensation		4	183		187		187

Fair value adjustments on financial assets sold			7	-7

Impact of change in ownership of consolidated entities			-1		-1	52	51

Total of other equity movements		7	-6 438	-7	-6 438	52	-6 386

Total equity at March 31, 2018	969	-93	73 498	-3 276	71 098	113	71 211

[1] The impact of change in accounting policies includes, USD 60 million relating to IFRS 15 implementation and USD 177 million relating to IFRS 9 implementation. See Note 2 and Note 7.

(USD millions)	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2017	972	-76	81 148	-7 212	74 832	59	74 891

Net income			1 666		1 666	-1	1 665

Other comprehensive income			131	969	1 100	2	1 102

Total comprehensive income			1 797	969	2 766	1	2 767

Dividends			-6 495		-6 495		-6 495

Purchase of treasury shares		-6	-1 537		-1 543		-1 543

Exercise of options and employee transactions		1	230		231		231

Equity-based compensation		4	195		199		199

Increase of treasury share repurchase obligation under a share buyback trading plan			-2 404		-2 404		-2 404

Total of other equity movements		-1	-10 011		-10 012		-10 012

Total equity at March 31, 2017	972	-77	72 934	-6 243	67 586	60	67 646

Consolidated statements of cash flows

First quarter (unaudited)

(USD millions)	Q1 2018	Q1 2017	Change

Net income	2 028	1 665	363

Reversal of non-cash items	1 833	1 869	-36

Dividends received from associated companies and others	464	438	26

Interest received	50	18	32

Interest paid	-145	-125	-20

Other financial receipts		31	-31

Other financial payments	-64	-5	-59

Taxes paid	-467	-437	-30

Cash flows before working capital and provision changes	3 699	3 454	245

Payments out of provisions and other net cash movements in non-current liabilities	-157	-148	-9

Change in net current assets and other operating cash flow items	-1 028	-1 261	233

Cash flows from operating activities	2 514	2 045	469

Purchase of property, plant & equipment	-359	-344	-15

Proceeds from sales of property, plant & equipment	45	9	36

Purchase of intangible assets	-439	-210	-229

Proceeds from sales of intangible assets	194	203	-9

Purchase of financial assets	-45	-131	86

Proceeds from sales of financial assets	9	140	-131

Purchase of other non-current assets	-4	-48	44

Proceeds from sales of other non-current assets	0	1	-1

Acquisitions of interests in associated companies	-1		-1

Acquisitions and divestments of businesses, net	-3 507	-659	-2 848

Purchase of marketable securities and commodities	-140	-165	25

Proceeds from sales of marketable securities and commodities	152	150	2

Cash flows used in investing activities from continuing operations	-4 095	-1 054	-3 041

Cash flows used in investing activities from discontinued operations		-47	47

Total cash flows used in investing activities	-4 095	-1 101	-2 994

Dividends paid to shareholders of Novartis AG	-6 966	-6 495	-471

Acquisition of treasury shares	-175	-1 292	1 117

Proceeds from exercise options and other treasury share transactions	433	234	199

Increase in non-current financial debts	2 765	4 930	-2 165

Repayment of non-current financial debts	0	0	0

Change in current financial debts	2 539	2 304	235

Impact of change in ownership of consolidated entities	-5		-5

Dividends paid to non-controlling interests and other financing cash flows	-137	-69	-68

Cash flows used in financing activities	-1 546	-388	-1 158

Effect of exchange rate changes on cash and cash equivalents	80	9	71

Net change in cash and cash equivalents	-3 047	565	-3 612

Cash and cash equivalents at January 1	8 860	7 007	1 853

Cash and cash equivalents at March 31	5 813	7 572	-1 759

Notes to the Condensed Interim Consolidated Financial Statements for the three month period ended March 31, 2018 (unaudited)

1. Basis of preparation

These Condensed Interim Consolidated Financial Statements for the three month period ended March 31, 2018, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2017 Annual Report published on January 24, 2018, except for the changes to the accounting policies related to Revenues, Marketable securities and non-current financial assets. These accounting policies have changed as of January 1, 2018, due to the adoption of the new IFRS standards IFRS 9 Financial Instruments and IFRS 15 Revenues from Contracts with Customers. The updated accounting policies are disclosed in Note 2 to these condensed interim consolidated financial statements.

2. Selected critical accounting policies

The Group’s principal accounting policies are set out in Note 1 to the Consolidated Financial Statements in the Annual Report 2017 and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates.

As discussed in the 2017 Annual Report, goodwill, Alcon brand name and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing under IFRS may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s results of operations and financial condition.

Assets Held for Sale

Assets are classified as asset held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less cost to sell. Assets held for sale, included within a disposal group or discontinued operations are not depreciated or amortized. For investments in associated companies accounted for under the equity method, the Group discontinues the use of the equity method of accounting starting from the date the investment is classified as asset held for sale up to the associated company’s disposal date. Any dividends received during the period the investment is held for sale continue to be recorded as a reduction of the investment carrying amount.

Impact of adopting significant new IFRS standards in 2018

The following new IFRS standards have been adopted by Novartis from January 1, 2018:

IFRS 9 FINANCIAL INSTRUMENTS

Novartis implemented IFRS 9 Financial Instruments as of January 1, 2018, which substantially changes the classiﬁcation and measurement of ﬁnancial instruments. The new standard requires impairments to be based on a forward-looking model, changes the approach to hedging ﬁnancial exposures and related documentation, changes the recognition of certain fair value changes and amends disclosures requirements.

The impairment of financial assets, including trade and lease receivables, is now assessed using an expected credit loss model; previously, the incurred loss model was used. Given the nature of Novartis’ financial assets, the Group had no significant impact to its provisions for doubtful accounts or impairments from this change.

The new hedge accounting model introduced by the standard requires hedge accounting relationships to be based upon the Group’s own risk management strategy and objectives, and to be discontinued only when the relationships no longer qualify for hedge accounting. There was no impact upon adoption of the new standard, as the Groups existing hedge relationships continue to be designated as such under the new hedge accounting requirements.

The most significant impact to the Group, upon adoption of IFRS 9, relates to the treatment of the unrealized gains and losses from changes in fair value on certain of the Group’s financial instruments, which were previously classified as available-for-sale marketable securities and financial investments. The unrealized gains and losses (to the extent of previous recognized unrealized gains), which the Group recognized previously in the consolidated statement of other comprehensive income, will from January 1, 2018 be recognized in the consolidated income statement. This approach will be applied to equity securities where the fair value through other comprehensive income irrevocable option will not be applied.

The Group applied the modified retrospective method upon adoption of IFRS 9 on January 1, 2018. This method requires the recognition of the cumulative effect of initially applying IFRS 9 to retained earnings and not to restate prior years. The cumulative effect recorded at January 1, 2018 was an increase to retained earnings of USD 177 million.

IFRS 15 REVENUE FROM CONTRACTS WITH CUSTOMERS

Novartis implemented the new standard IFRS 15 Revenue from Contracts with Customers as of January 1, 2018. The new standard amends revenue recognition requirements and establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash ﬂows arising from contracts with customers. The standard replaces IAS 18 Revenue and IAS 11 Construction contracts and related interpretations.

The impacts of adoption of the new standard are summarized below:

• The Group’s “Net sales” are derived from the sale of drug substances, vision care products, surgical equipment, other products and services, where control transfers to our customers and our performance obligations are satisfied at the time of shipment to or receipt of the products by the customer or when the services are performed. The adoption of IFRS 15 did not significantly change the timing or amount of revenue recognized under these arrangements.

• The Group’s “Other revenue” consists of royalty income from the out-licensing of intellectual property (IP), which is recognized as earned and from manufacturing and other services, where revenue is recognized when control transfers to the third party and our performance obligations are satisfied. The adoption of IFRS 15 did not significantly change the timing or amount of revenue recognized from these manufacturing and other services arrangements, nor did it change accounting for these royalty arrangements, as the standard’s royalty exception is applied for IP licenses.

“Other revenue” also includes revenue from profit sharing arrangements with our collaboration partners. Furthermore, the Group receives milestone payments related to the out-licensing of IP. The adoption of IFRS 15 did not significantly change the timing or amount of revenue recognized under these arrangements.

The Group applied the modified retrospective method upon adoption of IFRS 15 on January 1, 2018. This method requires the recognition of the cumulative effect of initially applying IFRS 15 to retained earnings and not to restate prior years. The cumulative effect recorded at January 1, 2018 was an increase to retained earnings of USD 60 million.

For further information on the impact of adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers see Note 7.

The Group’s updated accounting policies, effective January 1, 2018, upon adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers are as follows:

Marketable securities, commodities and non-current financial assets

Marketable securities are financial assets consisting principally of equity and debt securities as well as fund investments. Marketable securities held for short-term purposes are principally traded in liquid markets and are classified as marketable securities within current assets on the consolidated balance sheet. The financial impacts related to these financial assets are recorded in “Other financial income and expense” in the consolidated income statement. Marketable securities held for long-term strategic purposes are classified as non-current financial assets on the consolidated balance sheet. The financial impacts related to these financial assets are recorded in “Other income” and “Other expense” in the consolidated income statement.

Marketable securities are initially recorded at fair value on their trade date, which is different from the settlement date when the transaction is ultimately effected. Quoted securities are re-measured at each reporting date to fair value based on current market prices. If the market for a financial asset is not active or no market is available, fair values are established using valuation techniques. The majority of non-quoted investments are valued initially at fair value through the established purchase price between a willing buyer and seller. Non-quoted investments are subsequently adjusted based on values derived from discounted cash flow analysis or other pricing models. These investment values are classified as “Level 3” in the fair value hierarchy.

The Group classifies and accounts for its marketable securities and non-current financial assets in the following categories:

• Debt securities are valued at fair value through other comprehensive income with subsequent recycling through profit and loss, as they meet the “Solely Payment of Principal and Interest” and business model criteria. Unrealized gains, except exchange gains, are recorded as a fair value adjustment in the consolidated statement of comprehensive income. They are recognized in the consolidated income statement when the debt instrument is sold, at which time the gain is transferred to “Other financial income and expense”. Exchange gains and losses related to debt instruments are immediately recognized in the consolidated income statement under “Other financial income and expense”.

• Fund investments, equity securities of the Novartis Venture Fund and derivative assets are valued at fair value through profit and loss (FVPL). Unrealized gains and losses, including exchange gains and losses, are recognized in the consolidated income statement, for marketable securities held for short-term purposes and derivative assets to “Other financial income and expense”, and for all other equity securities and fund investments held for strategic purposes to “Other income” for gains and “Other expense” for losses.

• Equity securities held as strategic investments, typically held outside of the Novartis Venture Fund, are generally designated at date of acquisition as financial assets valued at fair value through other comprehensive income with no subsequent recycling through profit and loss. Unrealized gains and losses, including exchange gains and losses, are recorded as a fair value adjustment in the consolidated statement of comprehensive income. They are reclassified to retained earnings when the equity security is sold. If these equity securities are not designated at date of acquisition as financial assets valued at fair value through other comprehensive income, they are valued at FVPL, as described above.

• Other financial assets, such as loans and long-term receivables from customers, advances and other deposits, are valued at amortized costs, which reflects the time value of money less any allowances for uncollectable amounts.

The Group assesses on a forward-looking basis the expected credit losses associated with its debt securities valued at fair value through other comprehensive income. Impairments on debt securities are recorded in “Other financial income and expense”.

For other financial assets valued at amortized costs, impairments, which are based on their expected credit losses, and exchange rate losses are included in “Other expense” in the consolidated income statement and exchange rate gains and interest income, using the effective interest rate method, are included in “Other income” in the consolidated income statement.

Commodities, which include gold bullion or coins, are valued at the lower of cost or fair value using current market prices. The changes in fair value below cost are immediately recorded in “Other financial income and expense”.

Trade receivables

Trade receivables are initially recognized at their invoiced amounts, including any related sales taxes less adjustments for estimated revenue deductions such as rebates, chargebacks and cash discounts.

Provisions for doubtful trade receivables are established using an expected credit loss model (ECL). The provisions are based on a forward-looking ECL, which includes possible default events on the trade receivables over the entire holding period of the trade receivable, considering the occurrence of a significant increase in credit risk. Significant financial difficulties of a customer, such as probability of bankruptcy, financial reorganization, default or delinquency in payments are considered indicators that recovery of the trade receivable is doubtful. These provisions represent the difference between the trade receivable’s carrying amount in the consolidated balance sheet and the estimated net collectible amount. Charges for doubtful trade receivables are recorded as marketing and selling costs recognized in the consolidated income statement within “Selling, General & Administration” expenses.

Revenue recognition

Revenue

Revenue on the sale of Novartis Group products and services, which is recorded as “Net sales” in the consolidated income statement, is recognized when a contractual promise to a customer (performance obligation) has been fulfilled by transferring control over the promised goods and services to the customer, generally at the point in time of shipment to or receipt of the products by the customer or when the services are performed. When contracts contain customer acceptance provisions, revenue is recognized upon the satisfaction of acceptance criteria. If products are stockpiled at the request of the customer, revenue is only recognized once the products have been inspected and accepted by the customer, and there is no right of return or replenishment on product expiry. The amount of revenue to be recognized is based on the consideration Novartis expects to receive in exchange for its goods and services. If a contract contains more than one performance obligation, the consideration is allocated based on the standalone selling price of each performance obligation.

Surgical equipment may be sold together with other products and services under a single contract. Revenues are recognized upon satisfaction of each of the performance obligations in the contract.

For surgical equipment, in addition to cash and installment sales, revenue is recognized under finance and operating lease arrangements. Arrangements in which Novartis transfers substantially all the risks and rewards incidental to ownership to the customer are treated as finance lease arrangements. Revenue from finance lease arrangements is recognized at amounts equal to the fair value of the equipment, which approximate the present values of the minimum lease payments under the arrangements. As interest rates embedded in lease arrangements are approximately market rates, revenue under finance lease arrangements is comparable to revenue for outright sales. Finance income for arrangements longer than twelve months is deferred and subsequently recognized based on a pattern that approximates the use of the effective interest method and recorded in “Other income”. Operating lease revenue for equipment rentals is recognized on a straight-line basis over the lease term.

The consideration Novartis receives in exchange for its goods or services may be fixed or variable. Variable consideration is only recognized when it is highly probable that a significant reversal will not occur. The most common elements of variable consideration are listed below:

• Rebates and discounts granted to government agencies, wholesalers, retail pharmacies, managed healthcare organizations and other customers are provisioned and recorded as a deduction from revenue at the time the related revenues are recorded or when the incentives are offered. They are calculated on the basis of historical experience and the specific terms in the individual agreements.

• Refunds granted to healthcare providers under innovative pay-for-performance agreements are provisioned and recorded as a revenue deduction at the time the related sales are recorded. They are calculated on the basis of historical experience and clinical data available for the product, as well as the specific terms in the individual agreements. In cases where historical experience and clinical data are not sufficient for a reliable estimation of the outcome, revenue recognition is deferred until the uncertainty is resolved or until such history is available.

• Cash discounts are offered to customers to encourage prompt payment and are provisioned and recorded as revenue deductions at the time the related sales are recorded.

• Shelf stock adjustments are generally granted to customers, primarily of the Sandoz Division, to cover the inventory held by them at the time the price decline becomes effective. Revenue deduction provisions for shelf stock adjustments are recorded when the price decline is anticipated, based on the impact of the price decline on the customer’s estimated inventory levels.

• Sales returns provisions are recognized and recorded as revenue deductions when there is historical experience of Novartis agreeing to customer returns and Novartis can reasonably estimate expected future returns. In doing so, the estimated rate of return is applied, determined based on historical experience of customer returns and considering any other relevant factors. This is applied to the amounts invoiced, also considering the amount of returned products to be destroyed versus products that can be placed back in inventory for resale. Where shipments are made on a re-sale or return basis, without sufficient historical experience for estimating sales returns, revenue is only recorded when there is evidence of consumption or when the right of return has expired.

Provisions for revenue deductions are adjusted to actual amounts as rebates, discounts and returns are processed. The provision represents estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions.

Other revenue

“Other revenue” includes royalty and milestone income from the out-licensing of intellectual property (IP) whenever Novartis retains an interest in the IP through a license and income from profit sharing arrangements with our collaboration partners. Royalty income earned through a license is recognized when the underlying sales have occurred. Milestone income is recognized at the point in time when it is highly probable that the respective milestone event criteria is met, and the risk of reversal of revenue recognition is remote. Other revenue also includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales, and is recognized when control transfers to the third party and our performance obligations are satisfied.

3. Significant transactions

Significant transaction in 2018

Innovative Medicines – Acquisition of Advanced Accelerator Applications S.A.
On October 30, 2017, Novartis entered into a binding memorandum of understanding with Advanced Accelerator Applications S.A., (AAA), a NASDAQ-listed company headquartered in Saint-Genis- Pouilly, France, under which Novartis agreed to commence a tender offer for 100% of the share capital of AAA subject to certain conditions. Novartis commenced the tender offer on December 7, 2017, to purchase all of the outstanding ordinary shares for a price of USD 41 per share and USD 82 per American Depositary Share (ADS), each representing two ordinary shares of AAA. The offer valued AAAs equity at USD 3.9 billion, on a fully diluted basis.

As of January 19, 2018, the expiration date of the tender offer, approximately 97% of the then outstanding fully diluted ordinary shares, including ordinary shares represented by ADSs (hereinafter collectively referred to as “the outstanding shares”), were validly tendered. On January 22, 2018, Novartis accepted and paid USD 3.9 billion for the outstanding shares tendered in the offer. On January 22, 2018, Novartis commenced a subsequent offering period that expired on January 31, 2018. As of the expiration of the subsequent offering period, an additional 1.8% of the outstanding shares were validly tendered. Novartis accepted and paid approximately USD 60 million, resulting in an increase in Novartis ownership in AAA to 98.7%

The fair value of the total purchase consideration was USD 3.9 billion. The preliminary purchase price allocation resulted in net identifiable assets of approximately USD 1.8 billion, non-controlling interests of approximately USD 0.1 billion and goodwill of approximately USD 2.2 billion. Results of operations since the date of acquisition were not material.

As of March 31, 2018 Novartis held 98.8% of the then outstanding fully diluted ordinary shares, including ordinary shares represented by ADSs.

AAA is a radiopharmaceutical company that develops, produces and commercializes molecular nuclear medicines, including Lutathera® (lutetium (177Lu) oxodotreotide), a first-in-class RLT product for neuroendocrine tumors (NETs) and a portfolio of diagnostic products. Radiopharmaceuticals, such as Lutathera®, are unique medicinal formulations containing radioisotopes, which are used clinically for both diagnosis and therapy.

Significant pending transaction entered into in March 2018

Corporate – Pending divestment of 36.5 percent stake in GlaxoSmithKline Consumer Healthcare Holdings Ltd.
On March 27, 2018, Novartis entered into an agreement with GlaxoSmithKline plc (GSK) to divest its 36.5 percent stake in GlaxoSmithKline Consumer Healthcare Holdings Ltd (GSK Consumer Healthcare) to GSK for USD13.0 billion in cash. The transaction is subject to GSK shareholder approval and is expected to close in [the second quarter] 2018.

The carrying value of the investment in GSK Consumer Healthcare has been reclassified to current asset and separately disclosed in the line Asset held for sale in the March 31, 2018 Consolidated balance sheet.

Four of the 11 directors of the GSK Consumer Healthcare board of directors are appointed by Novartis. The four Novartis directors will step down from the board upon completion of the divestment transaction.

Significant pending transaction entered into in April 2018

Innovative Medicines – Pending acquisition of AveXis, Inc.
On April 6, 2018, Novartis entered into an agreement and plan of merger with AveXis, Inc. under which Novartis will commence a tender offer to purchase all outstanding shares of AveXis Inc., a US-based Nasdaq-listed clinical stage gene therapy company, for USD 218 per share or a total of USD 8.7 billion in cash. In the event Novartis elects to extend the offer past July 6, 2018 (the Outside Date), the offer price will be increased by USD 7 per share to USD 225 per share. The tender offer and the merger are subject to customary closing conditions, including the tender of at least a majority of outstanding AveXis, Inc. shares on fully diluted basis and the expiration or termination of the waiting period under the Hart Scott Rodino Antitrust Improvements Act.

The merger agreement includes customary termination provisions for both AveXis Inc. and Novartis and provides for termination payments under specified circumstances. A termination by AveXis Inc. to accept another third party company’s superior merger proposal (as defined in the merger agreement), would require AveXis Inc. to pay Novartis a fee equal to USD 284 million. A termination by Novartis under specified antitrust related circumstances, would require Novartis to pay to AveXis Inc. a “reverse termination fee” equal to USD 437 million. The Novartis termination fee increases in the event Novartis elects to extend the Outside Date, in accordance with the terms of the merger agreement, for each one-month period in the three-month extension period; to USD 542 million in the first month, USD 632 million in the second month and USD 722 million in the third month of the extension period.

On April 17, 2018, Novartis commenced the tender offer to purchase all the outstanding common stock of AveXis, Inc. for a price of USD 218 per share. The tender offer will expire on May 14, 2018, unless extended.

The transaction to acquire AveXis is expected to close around mid-2018 and is planned to be funded through available cash and short-term borrowing.

AveXis, Inc. is a clinical-stage gene therapy company focused on developing and commercializing novel treatments for patients suffering from rare and life-threatening neurological genetic diseases. AveXis Inc.’s initial product candidate, AVXS-101, is a proprietary gene therapy currently in development for the treatment of spinal muscular atrophy, or SMA, Type 1, the leading genetic cause of infant mortality, and SMA Type 2 and SMA Type 3. In addition AveXis Inc. has a pipeline of other novel treatments for rare neurological diseases, including Rett syndrome (RTT) and a genetic form of amyotrophic lateral sclerosis (ALS) caused by mutations in the superoxide dismutase 1 (SOD1) gene.

Significant transactions in 2017

Innovative Medicines – Acquisition of Ziarco Group Limited
On January 20, 2017, Novartis acquired Ziarco Group Limited, a privately held company in the United Kingdom, focused on the development of novel treatments in dermatology. This acquisition adds a once daily oral H4 receptor antagonist in development for atopic dermatitis (AD), commonly known as eczema, to complement the Novartis dermatology portfolio and pipeline. The fair value of the total purchase consideration was USD 420 million. The amount consisted of an initial cash payment of USD 325 million and the net present value of the contingent consideration of USD 95 million, due to the Ziarco shareholders, which they are eligible to receive upon achievement of specified development milestones. The purchase price allocation resulted in net identifiable assets of USD 395 million and goodwill of USD 25 million. The 2017 results of operations since the date of acquisition were not material.

Innovative Medicines – Acquisition of Encore Vision, Inc.
On January 20, 2017, Novartis acquired Encore Vision, Inc., a privately-held company in Fort Worth, Texas, USA, focused on the development of a novel treatment in presbyopia. The fair value of the total purchase consideration was USD 456 million. The amount consisted of an initial cash payment of USD 366 million and the net present value of the contingent consideration of USD 90 million, due to the Encore shareholders, which they are eligible to receive upon achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of USD 389 million and goodwill of USD 67 million. The 2017 results of operations since the date of acquisition were not material.

4. Summary of equity attributable to Novartis AG shareholders

	Number of outstanding shares (in millions)			Issued share capital and reserves attributable to Novartis AG shareholders (in USD millions)

	2018	2017	Change	Q1 2018	Q1 2017	Change

Balance at beginning of year	2 317.5	2 374.1	-56.6	74 168	74 832	-664

Impact of change in accounting policy [1]				60		60

Restated equity at January 1, 2018				74 228	74 832	-604

Shares acquired to be cancelled		-18.9	18.9		-1 416	1 416

Other share purchases	-1.3	-1.7	0.4	-91	-127	36

Exercise of options and employee transactions	7.7	4.2	3.5	433	231	202

Equity-based compensation	6.9	7.9	-1.0	187	199	-12

Increase of treasury share repurchase obligation under a share buyback trading plan					-2 404	2 404

Dividends to shareholders of Novartis AG				-6 966	-6 495	-471

Net income of the period attributable to shareholders of Novartis AG				2 025	1 666	359

Impact of change in ownership of consolidated entities				-1		-1

Other comprehensive income attributable to shareholders of Novartis AG				1 283	1 100	183

Balance at March 31	2 330.8	2 365.6	-34.8	71 098	67 586	3 512

[1] The impact of change in accounting policy includes, USD 60 million relating to IFRS 15 implementation and USD 177 million relating to IFRS 9 implementation. See Note 2 and Note 7.

5. Financial instruments

Fair value by hierarchy

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and those measured at amortized cost as of March 31, 2018 and December 31, 2017. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2017 Annual Report, published on January 24, 2018.

	Level 1		Level 2		Level 3		Valued at amortized cost or cost		Total

(USD millions)	Mar 31, 2018	Dec 31, 2017	Mar 31, 2018	Dec 31, 2017	Mar 31, 2018	Dec 31, 2017	Mar 31, 2018	Dec 31, 2017	Mar 31, 2018	Dec 31, 2017

Debt securities	299	303	25	25					324	328

Fund investments	34	34							34	34

Total marketable securities	333	337	25	25					358	362

Time deposits with original maturity more than 90 days							112	125	112	125

Derivative financial instruments			29	31					29	31

Accrued interest on debt securities							2	1	2	1

Total marketable securities, time deposits and derivative financial instruments	333	337	54	56			114	126	501	519

Financial investments and long-term loans
Financial investments	783	672			503	437			1 286	1 109

Fund investments					204	166			204	166

Contingent consideration receivables					397	394			397	394

Long-term loans and receivables from customers and finance lease, advances, security deposits							513	574	513	574

Financial investments and long-term loans	783	672			1 104	997	513	574	2 400	2 243

Associated companies at fair value through profit or loss	28	28			196	188			224	216

Contingent consideration receivables short-term						450				450

Contingent consideration payables					-929	-852			-929	-852

Other financial liabilities					-54	-72			-54	-72

Derivative financial instruments			-88	-107					-88	-107

Total financial liabilities at fair value			-88	-107	-983	-924			-1 071	-1 031

There were no significant transfers from one level to the other and no significant transactions associated with level 3 financial instruments. During the first quarter of 2018, there were several individually non-significant transfers of equity securities from level 3 to level 1 for USD 70 million due to Initial Public Offerings.

The fair value of straight bonds amounted to USD 26.3 billion at March 31, 2018 (USD 23.8 billion at December 31, 2017) compared to the balance sheet value of USD 25.9 billion at March 31, 2018 (USD 23.0 billion at December 31, 2017). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value. The carrying amount of financial assets included in the line financial investments and long-term loans of USD 2.4 billion at March 31, 2018 (USD 2.2 billion at December 31, 2017) is included in line “financial and other non-current assets” of the condensed consolidated balance sheets.

The Group’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

As of January 1, 2018, the Group implemented IFRS 9 Financial Instruments, refer to Note 2 and Note 7 for further details on the implementation impacts.

Non-current financial debt – issuance of bonds

On February 7, 2018, Novartis issued the following straight bonds:

Coupon	Currency	Nominal amount (EUR million)	Maturity year	Issue price	Carrying value Mar 31, 2018 (USD million)

0.5%	EUR	750	2023	99.655%	917

1.375%	EUR	750	2030	99.957%	920

1.7%	EUR	750	2038	99.217%	913

6. Legal proceedings update

A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 19 to the Consolidated Financial Statements in our 2017 Annual Report and 2017 Form 20-F contains a summary as of the date of these reports of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of April 18, 2018 of significant developments in those proceedings, as well as any new significant proceedings commenced since the date of the 2017 Annual Report and 2017 Form 20-F.

Investigations and related litigations

Greece investigation
Novartis is investigating allegations of potentially inappropriate economic benefits to healthcare professionals, government officials and others in Greece. Novartis is providing information to the Greek authorities investigating these allegations and, in the first quarter of 2018, received a summons by the Greek Body of Prosecution of Financial Crime. Novartis is also responding to a subpoena and document requests from the US Securities and Exchange Commission and the US Department of Justice that it received in 2016 and 2017 in connection with such allegations and is cooperating with their investigation.

In addition to the matter described above, there have been other developments in the other legal matters described in Note 19 to the Consolidated Financial Statements contained in our 2017 Annual Report and 2017 Form 20-F. These do not significantly affect the assessment of management concerning the adequacy of the total provisions recorded for legal proceedings.

7. Impacts of adoption of new IFRS standards

Note 2 explains the changes and new accounting policies introduced on January 1, 2018 resulting from the adoption of the new accounting standards IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers.

The most significant impact from the adoption of IFRS 15 Revenue from Contracts with Customers relates to the timing of the recognition of income from upfront and milestone payments received under co-marketing and co-promotion agreements. Under IFRS 15, as these agreements are accounted for as a right to use license of IP, and the performance obligation to transfer the licenses to the counterparty to the agreement (the licensee) has been satisfied, revenue is recognized at the point in time when the upfront payment is received and when the milestone criteria is highly probable to be met. Under IAS 18, upfront and milestone payments received under co-marketing and co-promotion agreements were deferred and amortized to other revenue over the term of the agreements. Therefore, upon adoption of IFRS 15, the deferred revenue and related deferred taxes, in relation to the upfront payments and milestone payments received, have been derecognized and the impact accordingly recognized to retained earnings in the amount of USD 60 million.

The following table shows the changes to the line items of the January 1, 2018 Consolidated balance sheet by the adoption of IFRS 15:

(USD millions)	January 1, 2018	Adjustment IFRS 15	Adjusted January 1, 2018

Assets
Non-current assets
Deferred tax assets	8 229	-4	8 225

Total non-current assets	104 871	-4	104 867

Total assets	133 079	-4	133 075

Equity and liabilities
Equity
Reserves	73 299	60	73 359

Total equity	74 227	60	74 287

Non-current liabilities
Deferred tax liabilities	5 168	12	5 180

Provision and other non-current liabilities	7 057	-69	6 988

Total non-current liabilities	35 449	-57	35 392

Current liabilities
Provision and other current liabilities	11 203	-7	11 196

Total current liabilities	23 403	-7	23 396

Total equity and liabilities	133 079	-4	133 075

The adoption of IFRS 9 Financial Instruments had no impact to the line items of the January 1, 2018 consolidated balance sheet.

The amount by which the line items in the March 31, 2018 consolidated income statement and consolidated statement of cash flow were affected by the application of IFRS 15 Revenue from Contracts with Customers, as compared to IAS 18 Revenues and related interpretations was not significant.

The transition impact of IFRS 9 Financial Instruments was from the previously recognized unrealized gains accumulated in Other Comprehensive Income (OCI) in equity related to fund investments (USD 75 m) and on equity securities held by the Novartis Venture Fund (USD 102 m). The total amount of USD 177 million was transferred from OCI reserves into retained earnings on January 1, 2018. With the adoption of IFRS 9, from January 1, 2018, these investments are measured at fair value through profit and loss (formerly under IAS 39 measured at fair value through OCI (FVOCI), with impairments recognized in profit and loss and gains recycled out of OCI to profit and loss at the date the financial instrument was divested).

There was no transition impact on financial instruments held for long-term purposes, recorded as long-term financial assets on the consolidated balance sheet, where the irrevocable FVOCI option was applied, as they continue to be measured at fair value through OCI. In subsequent periods, upon a divestment of these investments, the OCI reserves amount will be transferred directly to retained earnings. Prior to the adoption of IFRS 9, unrealized gains recognized in OCI reserves were recycled to profit and loss.

There is no significant impact from the new expected credit loss (ECL) impairment model under IFRS 9 to the Group’s allowances and provisions for trade receivable, finance lease receivables and other short- and long-term receivables.

The following table shows the changes to the line items of the January 1, 2018 Consolidated statement of changes in equity by the adoption of IFRS 9 and IFRS 15:

(USD millions)	January 1, 2018	Adjustment IFRS 9	Adjustment IFRS 15	Adjusted January 1, 2018

Retained earnings	77 639	177	60	77 876

Total fair value adjustments	-4 340	-177		-4 517

Total equity	74 227		60	74 287

The following condensed table shows the changes to the line items of the January 1, 2018 financial instruments additional disclosures table by the adoption of IFRS 9:

(USD millions)	Carrying value January 1, 2018	Reclassi- fications	Adjusted carrying value January 1, 2018	Retained earnings effect January 1, 2018	OCI reserves effect January 1, 2018

Cash and cash equivalents	8 860		8 860

Financial assets - measured at fair value through other comprehensive income
Marketable securities
Debt securities	328		328

Fund investments	34	-34

Total marketable securities	362	-34	328

Long-term financial investments
Equity securities	1 109	-386	723	102	-102

Fund investments	166	-166		75	-75

Total long-term financial investments	1 275	-552	723	177	-177

Total financial assets - measured at fair value through other comprehensive income	1 637	-586	1 051	177	-177

Financial assets - measured at amortized costs	11 350		11 350

Financial assets - measured at fair value through the consolidated income statement	1 091	586	1 677

Total financial assets	22 938		22 938	177	-177

Financial liabilities - measured at amortized costs	33 594		33 594

Financial liabilities - measured at fair value through the consolidated income statement	1 031		1 031

Total financial liabilities	34 625		34 625

8. Subsequent events

For a significant transaction entered into on April 6, 2018, expected to close in the second quarter 2018, see Note 3.

9. Segmentation of key figures

The businesses of Novartis are divided operationally on a worldwide basis into three identified reporting segments, Innovative Medicines, Sandoz and Alcon. In addition, we separately report Corporate activities.

Reporting segments are presented in a manner consistent with the internal reporting to the chief operating decision maker which is the Executive Committee of Novartis. The reporting segments are managed separately because they each research, develop, manufacture, distribute and sell distinct products that require differing marketing strategies.

The Executive Committee of Novartis is responsible for allocating resources and assessing the performance of the reporting segments.

Following the internal reorganization, announced on October 24, 2017 and January 24, 2018, which was effective as of January 1, 2018, the reporting of the financial results of the reporting segments Innovative Medicines and Alcon have been adapted. The restatements reflect, in all years presented, the transfers of the Innovative Medicine Division ophthalmic over the counter products, together with a small portfolio of surgical diagnostics products to the Alcon Division. In order to comply with International Financial Reporting Standards (IFRS), Novartis has restated its consolidated income statement and balance sheet disclosures by segment to reflect this internal reorganization. This restatement had no impact on the reported financial results of the Sandoz Division, Corporate or the total Group.

Innovative Medicines researches, develops, manufactures, distributes and sells patented prescription medicines. The Innovative Medicines Division is organized into two global business units: Novartis Oncology, which consists of the global business franchise Oncology and Novartis Pharmaceuticals, which consists of the global business franchises Ophthalmology, Neuroscience, Immunology and Dermatology, Respiratory, Cardio-Metabolic and Established Medicines.

Sandoz develops, manufactures, distributes and sells prescription medicines, as well as pharmaceutical active substances, that are not protected by valid and enforceable third-party patents. Sandoz is organized globally in three franchises: Retail Generics, Anti-Infectives and Biopharmaceuticals. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of pharmaceuticals to third parties. Retail Generics includes the areas of dermatology, respiratory, oncology, ophthalmics, cardiovascular, metabolism, central nervous system, pain, gastrointestinal, and hormonal therapies, as well as finished dosage form anti-infectives sold to third parties. In Anti- Infectives, Sandoz manufactures active pharmaceutical ingredients and intermediates, mainly antibiotics, for internal use by Retail Generics and for sale to third party customers. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein or other biotechnology-based products, including biosimilars, and provides biotechnology manufacturing services to other companies.

Alcon researches, discovers, develops, manufactures, distributes and sells eye care products. Alcon is the global leader in eye care with product offerings in eye care devices and vision care. Alcon is organized into two global business franchises: Surgical and Vision Care. The Surgical franchise includes technologies and devices for cataract, retinal, glaucoma and refractive surgery, as well as intraocular lenses to treat cataract and refractive errors, like presbyopia and astigmatism. Alcon also provides viscoelastics, surgical solutions, surgical packs, and other disposable products for cataract and vitreoretinal surgery. The Vision Care franchise comprises daily disposable, monthly replacement, and color-enhancing contact lenses, a complete line of contact lens care products including multi-purpose and hydrogen-peroxide based solutions, rewetting drops and daily protein removers as well as a range of over-the-counter dry eye, eye allergy relievers and ocular vitamin products.

The divisions are supported by Novartis Institute for BioMedical Research, Global Drug Development, Novartis Technical Operations and Novartis Business Services. Corporate activities include Group headquarter functions and items that are not specific to one segment. Further details are provided in Note 3 to the Consolidated Financial Statements of the Annual Report 2017.

Segmentation – Consolidated income statement – First quarter

	Innovative Medicines		Sandoz		Alcon		Corporate (including eliminations)		Group

(USD millions)	Q1 2018	Q1 2017 restated [1]	Q1 2018	Q1 2017	Q1 2018	Q1 2017 restated [1]	Q1 2018	Q1 2017	Q1 2018	Q1 2017

Net sales to third parties	8 398	7 518	2 517	2 430	1 779	1 591			12 694	11 539

Sales to other segments	168	174	57	27	3	1	-228	-202

Net sales	8 566	7 692	2 574	2 457	1 782	1 592	-228	-202	12 694	11 539

Other revenues	223	217	4	10			8	19	235	246

Cost of goods sold	-2 273	-2 068	-1 398	-1 390	-920	-868	236	221	-4 355	-4 105

Gross profit	6 516	5 841	1 180	1 077	862	724	16	38	8 574	7 680

Selling, General & Administration	-2 555	-2 286	-602	-509	-639	-605	-127	-72	-3 923	-3 472

Research & Development	-1 783	-1 861	-199	-186	-138	-122			-2 120	-2 169

Other income	211	285	113	10	19	14	64	136	407	445

Other expense	-254	-299	-83	-49	-14	-13	-140	-201	-491	-562

Operating income	2 135	1 680	409	343	90	-2	-187	-99	2 447	1 922

as % of net sales	25.4%	22.3%	16.2%	14.1%	5.1%	-0.1%			19.3%	16.7%

Income from associated companies				1			152	214	152	215

Interest expense									-224	-180

Other financial income and expense, net									34	-10

Income before taxes									2 409	1 947

Taxes									-381	-282

Net income									2 028	1 665

[1] Restated to reflect the product transfers between Innovative Medicines and Alcon divisions announced on October 24, 2017 and January 24, 2018.

Segmentation – Additional balance sheet disclosure

	Innovative Medicines		Sandoz		Alcon		Corporate (including eliminations)		Group

(USD millions)	Mar 31, 2018	Dec 31, 2017 restated [1]	Mar 31, 2018	Dec 31, 2017	Mar 31, 2018	Dec 31, 2017 restated [1]	Mar 31, 2018	Dec 31, 2017	Mar 31, 2018	Dec 31, 2017

Net operating assets	46 927	41 200	15 107	14 772	21 647	21 539			98 899	93 274

Included in net operating assets are:
Property, plant & equipment	11 004	10 857	2 563	2 525	2 438	2 403	672	679	16 677	16 464

Goodwill	16 895	14 637	8 330	8 210	8 895	8 895	8	8	34 128	31 750

Intangible assets other than goodwill	17 928	15 517	2 705	2 783	8 488	8 698	3 001	2 999	32 122	29 997

[1] Restated to reflect the product transfers between Innovative Medicines and Alcon divisions announced on October 24, 2017 and January 24, 2018.

Segmentation – Net sales by region1 – First quarter

	Q1 2018	Q1 2017 restated [2]	% change		Q1 2018	Q1 2017

	USD m	USD m	USD	cc 3	% of total	% of total

Innovative Medicines

Europe	3 092	2 585	20	5	37	34

US	2 652	2 481	7	7	32	33

Asia/Africa/Australasia	1 989	1 837	8	3	24	24

Canada and Latin America	665	615	8	10	7	9

Total	8 398	7 518	12	6	100	100

Of which in Established Markets	6 210	5 590	11	4	74	74

Of which in Emerging Growth Markets	2 188	1 928	13	9	26	26

Sandoz

Europe	1 292	1 069	21	7	51	44

US	708	864	-18	-18	28	36

Asia/Africa/Australasia	323	320	1	-4	13	13

Canada and Latin America	194	177	10	8	8	7

Total	2 517	2 430	4	-4	100	100

Of which in Established Markets	1 856	1 801	3	-4	74	74

Of which in Emerging Growth Markets	661	629	5	-1	26	26

Alcon

Europe	483	417	16	3	27	26

US	712	670	6	6	40	42

Asia/Africa/Australasia	430	363	18	12	24	23

Canada and Latin America	154	141	9	7	9	9

Total	1 779	1 591	12	7	100	100

Of which in Established Markets	1 342	1 231	9	4	75	77

Of which in Emerging Growth Markets	437	360	21	16	25	23

Group

Europe	4 867	4 071	20	5	38	35

US	4 072	4 015	1	1	32	35

Asia/Africa/Australasia	2 742	2 520	9	3	22	22

Canada and Latin America	1 013	933	9	9	8	8

Total	12 694	11 539	10	4	100	100

Of which in Established Markets	9 408	8 622	9	3	74	75

Of which in Emerging Growth Markets	3 286	2 917	13	8	26	25

[1] Net sales from operations by location of third party customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] Restated to reflect the product transfers between Innovative Medicines and Alcon divisions, announced on October 24, 2017 and January 24, 2018. This restatement had no impact on Sandoz or total Group.

[3] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 43.

Segmentation – Net sales by business franchise – First quarter

Innovative Medicines net sales by business franchise

	Q1 2018	Q1 2017 restated [1]	% change	% change
	USD m	USD m	USD	cc 4

Oncology
Tasigna	466	411	13	8

Sandostatin	400	385	4	0

Gleevec/Glivec	392	544	-28	-32

Afinitor/Votubia	375	344	9	5

Tafinlar + Mekinist	267	187	43	33

Exjade/Jadenu	261	247	6	1

Promacta/Revolade	257	175	47	41

Jakavi	234	162	44	30

Votrient	214	178	20	14

Kisqali	44	7	nm	nm

Other	281	216	30	22

Total Oncology business unit	3 191	2 856	12	6

Ophthalmology
Lucentis	520	445	17	7

Travoprost Group	124	148	-16	-20

Topical Olopatadine Group	96	100	-4	-7

Other	417	454	-8	-12

Total Ophthalmology	1 157	1 147	1	-5

Neuroscience
Gilenya	821	722	14	8

Other	20	24	-17	-20

Total Neuroscience	841	746	13	7

Immunology, Hepatology and Dermatology
Cosentyx	580	410	41	35

Ilaris	126	82	54	47

Total Immunology, Hepatology and Dermatology	706	492	43	37

Respiratory
Ultibro Breezhaler	106	91	16	4

Seebri Breezhaler	38	36	6	-4

Onbrez Breezhaler	27	28	-4	-12

Subtotal COPD[2] portfolio	171	155	10	-1

Xolair[3]	255	202	26	14

Other	7	7	0	-9

Total Respiratory	433	364	19	7

Cardio-Metabolic
Entresto	200	84	138	126

Other	4	4	0	23

Total Cardio-Metabolic	204	88	132	122

Established Medicines
Galvus Group	318	286	11	5

Diovan Group	265	242	10	3

Exforge Group	248	228	9	1

Neoral/Sandimmun(e)	115	115	0	-6

Voltaren/Cataflam	115	119	-3	-8

Zortress/Certican	109	91	20	13

Other	696	744	-6	-11

Total Established Medicines	1 866	1 825	2	-3

Total Pharmaceuticals business unit	5 207	4 662	12	5

Total Division net sales	8 398	7 518	12	6

[1] Restated to reflect the product transfers between Innovative Medicines and Alcon divisions announced on October 24, 2017 and January 24, 2018.
[2] Chronic Obstructive Pulmonary Disease
[3] Net sales reflect Xolair sales for all indications (e.g. including Xolair SAA and Xolair CSU, which is managed by the Immunology, Hepatology and Dermatology franchise).
[4] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 43.

nm = not meaningful

Sandoz net sales by business franchise

	Q1 2018 USD m	Q1 2017 USD m

Retail Generics[1]	2 042	2 038

Biopharmaceuticals	335	274

Anti Infectives	140	119

Total Division net sales	2 517	2 431

1 Of which USD 230 million represents Anti Infectives sold under Sandoz name.

Alcon net sales by business franchise

	Q1 2018	Q1 2017 restated [1]
	USD m	USD m

Surgical
Consumables	541	494

Implantables	279	234

Equipment/Other	157	134

Total Surgical	977	862

Vision Care
Contact lenses	509	453

Ophthalmic OTC	169	158

Contact lens care	124	118

Total Vision Care	802	729

Total Division net sales	1 779	1 591

[1] Restated to reflect the product transfers between Innovative Medicines and Alcon divisions, announced on October 24, 2017 and January 24, 2018.

Net sales of the top 20 Innovative Medicines products in 2018 – First quarter

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies [2]	USD m	% change in constant currencies [2]	USD m	% change in USD	% change in constant currencies [2]

Gilenya	Neuroscience	Relapsing multiple sclerosis	416	12	405	4	821	14	8

Cosentyx	Immunology, Hepatology and Dermatology	Psoriasis, ankylosing spondylitis and psoriatic arthritis	319	24	261	54	580	41	35

Lucentis	Ophthalmology	Age-related macular degeneration			520	7	520	17	7

Tasigna	Oncology	Chronic myeloid leukemia	198	10	268	6	466	13	8

Sandostatin	Oncology	Carcinoid tumors and Acromegaly	196	-5	204	6	400	4	0

Gleevec/Glivec	Oncology	Chronic myeloid leukemia and GIST	110	-39	282	-28	392	-28	-32

Afinitor/Votubia	Oncology	Breast cancer / TSC	212	18	163	-9	375	9	5

Galvus Group	Established Medicines	Diabetes			318	5	318	11	5

Tafinlar + Mekinist	Oncology	Melanoma	103	41	164	28	267	43	33

Diovan Group	Established Medicines	Hypertension	21	-9	244	4	265	10	3

Exjade/Jadenu	Oncology	Chronic iron overload	116	3	145	0	261	6	1

Promacta/Revolade	Oncology	Immune thrombocytopenic purpura	124	38	133	44	257	47	41

Xolair[1]	Respiratory	Asthma			255	14	255	26	14

Exforge Group	Established Medicines	Hypertension	4	-64	244	4	248	9	1

Jakavi	Oncology	Myelofibrosis			234	30	234	44	30

Votrient	Oncology	Renal cell carcinoma	104	17	110	13	214	20	14

Entresto	Cardio-Metabolic	Chronic Heart Failure	109	91	91	197	200	138	126

Ilaris	Immunology, Hepatology and Dermatology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD and Gout)	56	33	70	61	126	54	47

Travoprost Group	Ophthalmology	Reduction of elevated intraocular pressure	48	-16	76	-22	124	-16	-20

Neoral/Sandimmun(e)	Immunology and Dermatology	Transplantation	9	-10	106	-6	115	0	-6

Top 20 products total			2 145	11	4 293	7	6 438	15	9

Rest of portfolio			507	-6	1 453	-2	1 960	2	-3

Total Division sales			2 652	7	5 746	5	8 398	12	6

[1] Net sales reflect Xolair sales for all indications (e.g. including Xolair SAA and Xolair CSU, which is managed by the Immunology, Hepatology and Dermatology franchise).
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 43.

Segmentation – Other revenue – First quarter

	Innovative Medicines		Sandoz		Alcon		Corporate		Group

(USD millions)	Q1 2018	Q1 2017	Q1 2018	Q1 2017	Q1 2018	Q1 2017	Q1 2018	Q1 2018	Q1 2018	Q1 2018

Profit sharing income	160	159		1					160	160

Royalty income	43	41	1	7			8	19	52	67

Milestone income	8	8	1						9	8

Other[1]	12	9	2	2					14	11

Total other revenues	223	217	4	10			8	19	235	246

[1] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales.

SUPPLEMENTARY INFORMATION (unaudited)

Non-IFRS disclosures

Core results

The Group’s core results – including core operating income, core net income and core earnings per share – exclude fully the amortization and impairment charges of intangible assets, excluding software, fair value adjustments on equity securities and fund investments held for strategic purposes and certain acquisition related items. The following items that exceed a threshold of USD 25 million are also excluded: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, impairments of property, plant and equipment and financial assets, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.

Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing core measures of performance because, since they exclude items which can vary significantly from year to year, the core measures enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.

The following are examples of how these core measures are utilized:

• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.

• Annual budgets are prepared for both IFRS and core measures.

Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in usefulness to investors.

Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.

As an internal measure of Group performance, these core measures have limitations, and the Group’s performance management process is not solely restricted to these metrics. A limitation of the core measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.

Constant currencies

Changes in the relative values of non-US currencies to the US dollar can affect the Group’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.

Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:

• the impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD; and

• the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.

We calculate constant currency measures by translating the current year’s foreign currency values for sales and other income statement items into USD using the average exchange rates from the prior year and comparing them to the prior year values in USD.

We use these constant currency measures in evaluating the Group’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance which are not affected by changes in the relative value of currencies.

Growth rate calculation

For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.

Net debt and free cash flow

Net debt and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment, investment in strategic opportunities and for returning to shareholders. The definition of free cash flow used by Novartis does not include amounts related to changes in investments in associated companies nor related to acquisitions or divestments of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – First quarter

	Innovative Medicines		Sandoz		Alcon		Corporate		Group

(USD millions unless indicated otherwise)	Q1 2018	Q1 2017 restated [1]	Q1 2018	Q1 2017	Q1 2018	Q1 2017 restated [1]	Q1 2018	Q1 2017	Q1 2018	Q1 2017

IFRS Operating income	2 135	1 680	409	343	90	-2	-187	-99	2 447	1 922

Amortization of intangible assets	516	503	97	111	255	255			868	869

Impairments

Intangible assets	1	499	14	1					15	500

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites	1		1	-1					2	-1

Other property, plant & equipment	2								2

Financial assets[2]								22		22

Total impairment charges	4	499	15					22	19	521

Acquisition or divestment of businesses and related items

- Income		-1					-8	-40	-8	-41

- Expense	23	8					13	39	36	47

Total acquisition or divestment of businesses and related items, net	23	7					5	-1	28	6

Other items

Divestment gains	-76	-181	-78				-31		-185	-181

Financial assets - fair value adjustments[2]	-83				-10		18		-75

Restructuring and related items

- Income	-3	-6				-1			-3	-7

- Expense	48	74	26	6	3	11	31	8	108	99

Legal-related items

- Income		-1								-1

- Expense	10		30		8				48

Additional income	-22	-303				-5	1		-21	-308

Additional expense	79	83			14		13	7	106	90

Total other items	-47	-334	-22	6	15	5	32	15	-22	-308

Total adjustments	496	675	90	117	270	260	37	36	893	1 088

Core operating income	2 631	2 355	499	460	360	258	-150	-63	3 340	3 010

as % of net sales	31.3%	31.3%	19.8%	18.9%	20.2%	16.2%			26.3%	26.1%

Income from associated companies				1			152	214	152	215

Core adjustments to income from associated companies, net of tax							223	137	223	137

Interest expense									-224	-180

Other financial income and expense									34	-10

Taxes, adjusted for above items (core taxes)									-543	-482

Core net income									2 982	2 690

Core net income attributable to shareholders of Novartis AG									2 979	2 691

Core basic EPS (USD)[3]									1.28	1.13

[1] Restated to reflect the product transfers between Innovative Medicines and Alcon announced on October 24, 2017 and January 24, 2018.
[2] For Financial instruments accounted for as fair value through profit and loss, as of January 1, 2018, unrealized gains/losses on financial assets are shown under Financial assets - fair value adjustments, due to the change in IFRS 9 (see Note 2).

[3] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group – First quarter

(USD millions unless indicated otherwise)	Q1 2018 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q1 2018 Core results	Q1 2017 Core results

Gross profit	8 574	853	14	2	82	9 525	8 574

Operating income	2 447	868	19	28	-22	3 340	3 010

Income before taxes	2 409	1 080	19	28	-11	3 525	3 172

Taxes[5]	-381					-543	-482

Net income	2 028					2 982	2 690
Basic EPS (USD)[6]	0.87					1.28	1.13

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-4 355	853	14	2	82	-3 404	-3 211

The following are adjustments to arrive at Core Operating Income

Selling, General & Administration	-3 923			6		-3 917	-3 469

Research & Development	-2 120	15	1	2	-9	-2 111	-1 984

Other income	407			-8	-301	98	210

Other expense	-491		4	26	206	-255	-321

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	152	212			11	375	352

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Income from associated companies includes USD 212 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Cost of goods sold and Research & Development include impairment charges related to intangible assets; Other expense includes charges related to the impairment of property, plant and equipment.

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: Cost of goods sold, Selling, General & Administration, Research & Development and Other expense include charges related to an acquisition; Other income and Other expense also include transitional service-fee income and expenses and other items related to the portfolio transformation.

[4] Other items: Cost of goods sold and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Research & Development, Other income and Other expense include other restructuring income and charges and related items; Cost of goods sold and Other expense include charges related to changes in a contractual agreement; Research & Development also includes fair value adjustments to contingent consideration liabilities and amortization of option rights; Other income also includes gains from divestments of product rights, property, plant and equipment and fair value adjustments on financial assets; Other expense also includes legal-related items and fair value adjustments on financial assets; Income from associated companies includes an adjustment of USD 11 million for the Novartis share of the estimated GSK Consumer Healthcare Holdings Ltd. core items.

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 1.1 billion to arrive at the core results before tax amounts to USD 162 million. The average tax rate on the adjustments is 14.5%, since the estimated full year core tax charge of 15.4% has been applied to the pre-tax income of the period.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Innovative Medicines – First quarter

(USD millions)	Q1 2018 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q1 2018 Core results	Q1 2017 restated Core results [5]

Gross profit	6 516	503		2	57	7 078	6 370

Operating income	2 135	516	4	23	-47	2 631	2 355

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-2 273	503		2	57	-1 711	-1 539

The following are adjustments to arrive at Core Operating Income

Selling, General & Administration	-2 555			6		-2 549	-2 286

Research & Development	-1 783	13	1	2	-23	-1 790	-1 679

Other income	211				-166	45	96

Other expense	-254		3	13	85	-153	-146

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges related to intangible assets; Other expense includes impairment charges related to property, plant and equipment.
[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: Cost of goods sold, Selling, General & Administration, Research & Development and Other expense include charges related to an acquisition; Other expense also includes items related to the portfolio transformation.

[4] Other items: Cost of goods sold and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Research & Development, Other income and Other expense include other restructuring income and charges and related items; Cost of goods sold and Other expense include charges related to changes in a contractual agreement; Research & Development also includes fair value adjustments to contingent consideration liabilities; Other income also includes product divestment gains and fair value adjustments on financial assets; Other expense also includes legal-related items and fair value adjustments on financial assets.

[5] Restated to reflect the product transfers between Innovative Medicines and Alcon announced on October 24, 2017 and January 24, 2018.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – First quarter

(USD millions)	Q1 2018 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	Q1 2018 Core results	Q1 2017 Core results

Gross profit	1 180	97	14		25	1 316	1 190

Operating income	409	97	15		-22	499	460

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 398	97	14		25	-1 262	-1 277

The following are adjustments to arrive at Core Operating Income

Other income	113				-78	35	10

Other expense	-83		1		31	-51	-45

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Cost of goods sold includes impairment charges related to intangible assets; Other expense includes impairment charges related to property, plant and equipment.
[3] Other items: Cost of goods sold and Other expense include restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Other income includes product divestment gains; Other expense also includes legal-related items.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – First quarter

(USD millions)	Q1 2018 IFRS results	Amortization of intangible assets [1]	Impairments	Acquisition or divestment of businesses and related items	Other items [2]	Q1 2018 Core results	Q1 2017 restated Core results [3]

Gross profit	862	253				1 115	976

Operating income	90	255			15	360	258

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-920	253				-667	-616

The following are adjustments to arrive at Core Operating Income

Research & Development	-138	2			14	-122	-119

Other income	19				-10	9	8

Other expense	-14				11	-3	-2

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Other items: Research & Development includes amortization of option rights; Other income includes the fair value adjustments on a financial asset; Other expense includes other restructuring charges and related items and legal-related items.

[3] Restated to reflect the product transfers between Innovative Medicines and Alcon announced on October 24, 2017 and January 24, 2018.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – First quarter

(USD millions)	Q1 2018 IFRS results	Amortization of intangible assets	Impairments	Acquisition or divestment of businesses and related items [1]	Other items [2]	Q1 2018 Core results	Q1 2017 Core results

Gross profit	16					16	38

Operating loss	-187			5	32	-150	-63

The following are adjustments to arrive at Core Operating Loss

Other income	64			-8	-47	9	96

Other expense	-140			13	79	-48	-128

[1] Acquisition or divestment of businesses and related items, including restructuring and integration charges: Other income and Other expense include transitional service-fee income and expenses and other items related to the portfolio transformation.

[2] Other items: Other income and Other expense include fair value adjustments on financial assets; Other income also includes fair value adjustments on financial assets and divestment gains of property, plant & equipment; Other expense also includes restructuring charges and related items.

Income from associated companies

(USD millions)	Q1 2018	Q1 2017

Share of estimated Roche reported results	188	174

Prior-year adjustment	-125	-67

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	-38	-36

Net income effect from Roche Holding AG	25	71

Share of estimated GSK Consumer Healthcare Holdings Ltd. reported results	127	97

Prior-year adjustment	4	47

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	-3	-1

Net income effect from GlaxoSmithKline Consumer Healthcare Holdings Ltd.	128	143

Others	-1	1

Income from associated companies	152	215

Core income from associated companies

(USD millions)	Q1 2018	Q1 2017

Income from associated companies	152	215

Share of estimated Roche core adjustments	79	66

Roche prior year adjustment	133	70

Share of estimated GSK Consumer Healthcare Holdings Ltd. core adjustments	10	20

GSK Consumer Healthcare Holdings Ltd. prior year adjustment	1	-19

Core income from associated companies	375	352

Condensed consolidated changes in net debt

First quarter

(USD millions)	Q1 2018	Q1 2017

Change in cash and cash equivalents	-3 047	565

Change in marketable securities, commodities, financial debt and financial derivatives	-5 594	-7 560

Increase in net debt	-8 641	-6 995

Net debt at January 1	-19 047	-16 025

Net debt at March 31	-27 688	-23 020

Components of net debt

(USD millions)	Mar 31, 2018	Mar 31, 2017

Non-current financial debts	-23 199	-22 933

Current financial debts and derivative financial instruments	-10 911	-8 324

Total financial debt	-34 110	-31 257

Less liquidity:

Cash and cash equivalents	5 813	7 572

Marketable securities, commodities, time deposits and derivative financial instruments	609	665

Total liquidity	6 422	8 237

Net debt at March 31	-27 688	-23 020

Share information

	Mar 31, 2018	Mar 31, 2017

Number of shares outstanding	2 330 803 377	2 365 595 754

Registered share price (CHF)	77.26	74.35

ADR price (USD)	80.85	74.27

Market capitalization (USD billions)[1]	188.2	175.7

Market capitalization (CHF billions)[1]	180.1	175.9

[1] Market capitalization is calculated based on the number of shares outstanding (excluding treasury shares). Market capitalization in USD is based on the market capitalization in CHF converted at the year end CHF/USD exchange rate.

Free cash flow

First quarter

(USD millions)	Q1 2018	Q1 2017	Change

Operating income	2 447	1 922	525

Reversal of non-cash items
Depreciation, amortization and impairments	1 254	1 776	-522

Change in provisions and other non-current liabilities	148	-69	217

Other	12	-95	107

Operating income adjusted for non-cash items	3 861	3 534	327

Dividends received from associated companies and others	464	438	26

Interest and other financial receipts	50	49	1

Interest and other financial payments	-209	-130	-79

Taxes paid	-467	-437	-30

Payments out of provisions and other net cash movements in non-current liabilities	-157	-148	-9

Change in inventory and trade receivables less trade payables	-742	-583	-159

Change in other net current assets and other operating cash flow items	-286	-678	392

Cash flows from operating activities	2 514	2 045	469

Purchase of property, plant & equipment	-359	-344	-15

Proceeds from sales of property, plant & equipment	45	9	36

Purchase of intangible assets	-439	-210	-229

Proceeds from sales of intangible assets	194	203	-9

Purchase of financial assets	-45	-131	86

Proceeds from sales of financial assets	9	140	-131

Purchase of other non-current assets	-4	-48	44

Proceeds from sales of other non-current assets	0	1	-1

Free cash flow	1 915	1 665	250

Principal currency translation rates

First quarter

	Average rates Q1 2018	Average rates Q1 2017	Period-end rates Mar 31, 2018	Period-end rates Mar 31, 2017

1 CHF	1.055	0.996	1.045	0.999

1 CNY	0.157	0.145	0.159	0.145

1 EUR	1.229	1.065	1.231	1.067

1 GBP	1.392	1.238	1.405	1.245

100 JPY	0.924	0.880	0.938	0.894

100 RUB	1.758	1.703	1.731	1.789

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “to become,” “outlooks,” “momentum,” “positive CHMP opinion,” “expected,” “on track,” “potential,” “strategy,” “to become,” “agreed to be sold,” “strategic,” “priorities,” “Agreement to acquire,” “positions,” “pipeline,” “subject to,” “began,” “expect,” “if completed,” “to provide,” “will,” “proposed,” “to build,” “continue,” “plan,” “strategic review,” “progressing,” “potential,” “likely,” “growth drivers,” “clinical development,” “ongoing,” “if completed,” “would,” “platform,” “to accelerate,” “investigational,” “initiated,” “submission,” “planned,” “recommended,” “to advance,” “aims,” “plans,” “launch,” “priority,” “outlook,” “launched,” “priority review,” “fast track,” “breakthrough therapy,” “filed,” “filing,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; or regarding the potential outcome of the tender offer for the shares of AveXis Inc. to be commenced by Novartis, and the potential impact on Novartis of the proposed acquisition, including express or implied discussions regarding potential future sales or earnings of Novartis, and any potential strategic benefits, synergies or opportunities expected as a result of the proposed acquisition; or regarding the potential outcome of the strategic review being undertaken to maximize shareholder value of the Alcon Division; or regarding the potential financial or other impact of the significant acquisitions and reorganizations of recent years; or regarding potential future sales or earnings of the Novartis Group or any of its divisions or potential shareholder returns; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Neither can there be any guarantee that the proposed tender offer or the acquisition described in this press release will be completed, or that it will be completed as currently proposed, or at any particular time. Nor can there be any guarantee that Novartis will be able to realize any of potential strategic benefits, synergies or opportunities as a result of the proposed acquisition. Nor can there be any guarantee that the strategic review being undertaken to maximize shareholder value of the Alcon Division will reach any particular results, or at any particular time, or that the result of the strategic review will in fact maximize shareholder value. Neither can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the  significant acquisitions and reorganizations of recent years. Neither can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Nor can there be any guarantee that the Group, or any of its divisions, will be commercially successful in the future, or achieve any particular credit rating or financial results. In particular, our expectations could be affected by, among other things: global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays relating to the completion of the potential acquisition described in this release, as well as potential regulatory actions or delays with respect to the development of the products described in this release; the potential that the strategic benefits, synergies or opportunities expected from the proposed acquisition may not be realized or may take longer to realize than expected; the successful integration of AveXis into the Novartis Group subsequent to the closing of the transaction and the timing of such integration; potential adverse reactions to the proposed transaction by customers, suppliers or strategic partners; dependence on key AveXis personnel and customers; the potential that the strategic benefits, synergies or opportunities expected from the significant acquisitions and reorganizations of recent years may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns; the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products which commenced in prior years and will continue this year; safety, quality or manufacturing issues; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes and government investigations generally; uncertainties involved in the development or adoption of potentially transformational technologies and business models; general political and economic conditions, including uncertainties regarding the effects of ongoing instability in various parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the shares of common stock of AveXis, Inc. described in this announcement has commenced and is being made pursuant to a tender offer statement on Schedule TO-T and related materials filed by Novartis and an indirect wholly owned subsidiary with the U.S. Securities and Exchange Commission (the “SEC”). In addition, AveXis, Inc. has filed a Schedule 14D-9 Solicitation/Recommendation Statement with the SEC. The Schedule TO Tender Offer Statement (that includes an offer to purchase, a related letter of transmittal and other offer documents) and the Schedule 14D-9 Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the tender offer. These materials and all other documents filed by, or caused to be filed by, Novartis and an indirect wholly owned subsidiary and AveXis, Inc. with the SEC are available at no charge on the SEC’s website at www.sec.gov. The Schedule TO Tender Offer Statement and related materials also may be obtained for free under the “Investors—Financial Data” section of Novartis’s website at https://www.novartis.com/investors/financial-data/sec-filings. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents also may be obtained for free from AveXis, Inc. under the “Investor + Media” section of the AveXis, Inc.’s website at http://investors.avexis.com/phoenix.zhtml?c=254285&p=irol-IRHome

All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies. Copaxone® is a registered trademark of Teva Pharmaceutical Industries Ltd. Remicade® is a registered trademark of Janssen Biotech, Inc. Advair Diskus® is a registered trademark of Glaxo Group Ltd. Stelara® is a registered trademark of Janssen Biotech, Inc.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic and biosimilar pharmaceuticals and eye care. Novartis has leading positions globally in each of these areas. In 2017, the Group achieved net sales of USD 49.1 billion, while R&D throughout the Group amounted to approximately USD 9.0 billion. Novartis Group companies employ approximately 124,000 full-time-equivalent associates. Novartis products are sold in approximately 155 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
May 15-16, 2018   Meet Novartis Management investor event in Basel
July 18, 2018      Second quarter results 2018
October 18, 2018  Third quarter results 2018